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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CERADYNE, INC.
(Name of Subject Company)

CERADYNE, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

156710105
(CUSIP Number of Class of Securities)

Joel P. Moskowitz
President and Chief Executive Officer
3169 Red Hill Avenue
Costa Mesa, California 92626
(714) 549-0421
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:
Robert E. Rich, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

  Name and Address

        The name of the subject company is Ceradyne, Inc., a Delaware corporation ("Ceradyne," the "Company," "we," "our," or "us"). The address of Ceradyne's principal executive office is 3169 Red Hill Avenue, Costa Mesa, California 92626 and the telephone number of Ceradyne's principal executive office is (714) 549-0421.

  Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the common stock, $0.01 par value per share, of Ceradyne (the "Shares" or the "Common Stock" and the holders of such Shares the "Stockholders"). As of the close of business on September 28, 2012, there were 24,047,187 Shares outstanding.

Item 2.    Identity and Background of Filing Person

  Name and Address

        Ceradyne is the person filing this Statement. The information about Ceradyne's business address and business telephone number in Item 1, under the heading "Name and Address," is incorporated herein by reference. Ceradyne's website address is www.ceradyne.com. The information on Ceradyne's website should not be considered a part of this Statement.

  Tender Offer

        This Statement relates to a tender offer by Cyborg Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of 3M Company, a Delaware corporation ("Parent" or "3M"), disclosed in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and 3M with the Securities and Exchange Commission (the "SEC") on October 15, 2012, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $35.00 per Share, net to the seller in cash (the "Offer Price"), without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2012 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 30, 2012 (as such agreement may be amended from time to time, the "Merger Agreement"), among 3M, Purchaser and Ceradyne. There is no financing condition to the Offer. The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into Ceradyne (the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held in the treasury of Ceradyne or owned by 3M, Purchaser or any wholly owned subsidiaries of 3M or Ceradyne or Shares held by Stockholders, if any, who properly exercise their appraisal rights under the DGCL), without interest thereon and less any withholding taxes. Following the consummation of the Merger, Ceradyne will continue as the surviving corporation and a wholly-owned subsidiary of 3M (Ceradyne after the Effective Time is hereinafter referred to as the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

        The Offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, November 27, 2012, subject to extension in certain circumstances as required or permitted under the Merger Agreement and applicable law.

        The Merger Agreement governs the contractual rights among Ceradyne, 3M and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Statement to provide Stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Ceradyne in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Ceradyne, 3M and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Ceradyne, 3M or Purchaser. In addition, the representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders.

        As set forth in the Schedule TO, each of Purchaser's and 3M's principal executive offices is located at 3M Center, St. Paul, Minnesota 55144, and the telephone number of its principal executive office is (651) 733-1110.

        Upon filing this Statement with the SEC, Ceradyne will make this Statement publicly available on its website at www.ceradyne.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as otherwise described in this Statement, including in the Information Statement of Ceradyne attached hereto as Annex I, which is incorporated herein by reference (the "Information Statement"), as of the date hereof, to the knowledge of Ceradyne there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Ceradyne or its affiliates and (i) Ceradyne's executive officers, directors or affiliates or (ii) Purchaser, 3M or their respective executive officers, directors or affiliates.

        The Information Statement is being furnished to the Stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder, in connection with 3M's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to Ceradyne's Board of Directors (the "Board of Directors" or the "Board") other than at a meeting of the Stockholders after acquiring a majority of the Shares pursuant to the Offer (such time, the "Acceptance Time").

  Arrangements with Executive Officers and Directors of Ceradyne

        In considering the recommendation of the Board of Directors to tender the Shares in the Offer, Stockholders should be aware that Ceradyne's executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Stockholders generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, the consummation of the Offer will constitute a change in control of Ceradyne for the purposes of determining the entitlements due to executive officers and directors of Ceradyne relating to certain severance and other benefits.

  Consideration Payable Pursuant to the Offer

        If each of Ceradyne's directors and executive officers were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the other Stockholders. As of September 30, 2012, Ceradyne's directors and executive officers (and affiliates and affiliated investment entities) beneficially owned in the aggregate 1,579,178 Shares (excluding Shares issuable upon the exercise of options to purchase Shares and the vesting of restricted stock units). Of this amount, Mr. Joel P. Moskowitz, Ceradyne's Chairman of the Board, Chief Executive Officer and President, held 1,351,627 Shares on September 30, 2012 representing approximately 5.6% of Ceradyne's outstanding Shares. If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $55,271,230 in cash, including approximately $47,306,945 by Mr. Moskowitz. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

Effect of the Offer and the Merger Agreement on Options and Restricted Stock Units

  Options

        As of September 30, 2012, Ceradyne's directors and executive officers held options to purchase 169,250 Shares in the aggregate, with exercise prices ranging from $3.22 to $21.84 per share and an aggregate weighted average exercise price of $19.16 per Share. The Merger Agreement provides that any outstanding stock option to acquire Shares under Ceradyne's 1994 Stock Incentive Plan, whether vested or unvested, shall, without any action on the part of any holder thereof, terminate and be cancelled at the Effective Time and each holder thereof will be entitled to receive from the Company an amount equal to (i) the product of (A) the excess, if any, of the Offer Price over the exercise price per share of such stock option, multiplied by (B) the number of shares subject to such stock option, less (ii) any applicable withholdings for taxes. If the exercise price per share of any stock option equals or exceeds the Offer Price, the holder thereof will not be entitled to receive any payment amount for such stock option.

        The Merger Agreement also provides that any outstanding stock option to acquire Shares under Ceradyne's 2003 Stock Incentive Plan, whether vested or unvested, shall, without any action on the part of any holder thereof, terminate and be cancelled at the Acceptance Time and each holder thereof will be entitled to receive from the Company an amount equal to (i) the product of (A) the excess, if any, of the Offer Price over the exercise price per share of such stock option, multiplied by (B) the number of shares subject to such stock option, less (ii) any applicable withholdings for taxes. If the exercise price per share of any stock option equals or exceeds the Offer Price, the holder thereof will not be entitled to receive any payment amount for such stock option.

        All options outstanding under both the 1994 Stock Incentive Plan and the 2003 Stock Incentive Plan were fully vested as of September 30, 2012.

        The table below sets forth information regarding the options held by Ceradyne's directors and executive officers as of September 30, 2012 with an exercise price per share less than the Offer Price.

Name	Number of Securities Underlying Company Stock Options (#)	Option Exercise Price ($)	Aggregate Proceeds ($)	Total ($)
Joel P. Moskowitz	56,250	$16.89	$1,018,688	$1,314,788
	22,500	$21.84	$296,100
Richard A. Alliegro	11,250	$16.89	$203,738	$302,438
	7,500	$21.84	$98,700
Frank Edelstein	7,500	$21.84	$98,700	$98,700
Terry M. Hart-Deacon	—	—	—	—
Thomas R. Jüngling	—	—	—	—
Richard A. Kertson	22,500	$21.84	$296,100	$296,100
Bruce R. Lockhart	—	—	—	—
Milton L. Lohr	4,250	$16.89	$76,968	$175,668
	7,500	$21.84	$98,700
Robert M. Miller	—	—	—	—
Siegfried Müssig	—	—	—	—
Jerrold J. Pellizzon	9,000	$21.84	$118,440	$118,440
David P. Reed	2,250	$3.22	$71,505	$373,943
	11,250	$16.89	$203,738
	7,500	$21.84	$98,700
Jeffrey J. Waldal	—	—	—	—

  Restricted Stock Units

        As of September 30, 2012, Ceradyne's directors and executive officers held outstanding restricted stock units ("RSUs") covering 233,737 Shares in the aggregate. All RSUs held by Ceradyne's directors and employees, including its executive officers, will fully vest immediately prior to the Acceptance Time and immediately be settled for Shares with the right to receive an amount equal to the Merger Consideration, for each Share subject to the RSU, without interest and less any required withholding taxes.

        The table below sets forth information regarding the RSUs held by Ceradyne's directors and executive officers as of September 30, 2012.

Name	Shares subject to RSUs (#)	Aggregate Proceeds ($)
Joel P. Moskowitz	59,334	$2,076,690
Richard A. Alliegro	7,334	$256,690
Frank Edelstein	9,000	$315,000
Terry M. Hart-Deacon	10,800	$378,000
Thomas R. Jüngling	19,200	$672,000
Richard A. Kertson	7,334	$256,690
Bruce R. Lockhart	11,267	$394,345
Milton L. Lohr	7,334	$256,690
Robert M. Miller	14,000	$490,000
Siegfried Müssig	5,667	$198,345
Jerrold J. Pellizzon	35,600	$1,246,000
David P. Reed	35,600	$1,246,000
Jeffrey J. Waldal	11,267	$394,345

Change in Control Agreements between Ceradyne and its Executive Officers

        On March 11, 2011, Ceradyne entered into a Change in Control and Severance Agreement with each of the following executive officers: (1) Joel P. Moskowitz, Ceradyne's Chairman of the Board, President and Chief Executive Officer, (2) Jerrold J. Pellizzon, Ceradyne's Chief Financial Officer and Corporate Secretary, and (3) David P. Reed, Ceradyne's Vice President and President of North American Operations.

        On September 28, 2012, Ceradyne entered into a Change in Control and Severance Agreement with each of the following executive officers: (1) Terry M. Hart-Deacon, Ceradyne's Vice President, Human Resources; (2) Bruce R. Lockhart, Ceradyne's Vice President and President of Thermo Materials; (3) Robert M. Miller, Ceradyne's Vice President, Acquisitions & Corporate Development; and (4) Jeffrey J. Waldal, Ceradyne's Vice President and President of Semicon Associates (collectively, and together with the Change in Control and Severance Agreements entered into by Ceradyne on March 11, 2011, the "Change in Control Agreements").

        The payment of severance compensation under these agreements is conditioned upon the occurrence of a "double trigger" event. This means that both of the following events must occur for the severance compensation to be payable:

  •
  there is a "change in control" of Ceradyne, and

  •
  within 24 months following the change in control, the executive's employment is terminated either (i) by Ceradyne without cause, or (ii) by the executive for good reason.

        The executive is not entitled to receive any severance compensation if his/her employment is terminated due to his/her death, disability, for cause, or resignation without good reason.

        Generally, a "change in control" will be deemed to have occurred if: (i) a merger, consolidation or similar transaction involving Ceradyne is consummated which results in a change in beneficial ownership of securities constituting 50% or more of the total combined voting power of all outstanding securities of Ceradyne, or (ii) a sale, transfer or other disposition of all or substantially all of the assets of Ceradyne is consummated in one or more related transactions during a period of 12 consecutive months, or (iii) any person or group acquires, directly or indirectly, beneficial ownership of securities constituting more than 50% of the total combined voting power of all outstanding securities of Ceradyne, or (iv) at any time during any period of 12 consecutive months, individuals who at the beginning of the 12-month period constituted the entire Board of Directors of Ceradyne do not constitute a majority of the Board of Directors. The consummation of the Offer pursuant to the Merger Agreement will constitute a change in control as defined.

        Generally, "cause" is defined under the agreements to mean (i) willful or continued failure or refusal by the executive to substantially perform the usual and customary duties of his/her employment; (ii) conduct by the executive that materially discredits Ceradyne or is materially detrimental to Ceradyne's reputation; (iii) the commission of an action by the executive which results in any criminal liability or material civil liability to Ceradyne; (iv) a material breach by the executive of his/her duties under any proprietary information or confidentiality agreement; or (v) executive's conviction of, written confession to, or plea of guilty or nolo contendere to a felony or any crime involving fraud, theft, embezzlement, dishonesty or moral turpitude.

        Generally, "good reason" is defined under the agreements to mean (i) a material diminution of executive's authority, duties, or responsibilities as in effect prior to the change in control, unless the executive is provided with a comparable position with the parent company or the combined entity; (ii) a material reduction in executive's base salary as in effect prior to the change in control; (iii) failure by Ceradyne to continue in effect any health, disability or life insurance plan or program generally available to management employees of Ceradyne in which executive was participating prior to the change in control, unless replaced by any other plan providing the executive with substantially similar benefits; (iv) failure by Ceradyne to continue in effect any incentive compensation plan or arrangement in which executive was participating at the time of the change in control, unless replaced by other plans or arrangements providing the executive with substantially similar benefits; or (v) a material change in the geographic location of executive's principal place of work for Ceradyne without his consent.

        In the event that the conditions for payment of severance compensation are met, the executives who entered into the Change in Control Agreements on March 11, 2011 will be entitled to receive:

  •
  a lump sum payment in an amount equal to two times the executive's highest annual base salary in effect during the 12-month period immediately preceding the date of termination of employment, and

  •
  a lump sum payment of an amount equal to two times the average cash bonus earned by the executive during the three calendar years immediately preceding the date of termination of employment, and

  •
  the continuation of coverage for the executive and his eligible spouse and dependents under Ceradyne's group health plans until the earlier of 18-months following termination of employment or until the date the executive becomes covered under similar benefit plans.

        In the event that the conditions for payment of severance compensation are met, the executives who entered into the Change in Control Agreements on September 28, 2012 will be entitled to receive:

  •
  a lump sum payment in an amount equal to the executive's highest annual base salary in effect during the 12-month period immediately preceding the date of termination of employment, and

  •
  the continuation of coverage for the executive and his eligible spouse and dependents under Ceradyne's group health plans until the earlier of 12-months following termination of employment or until the date the executive becomes covered under similar benefit plans.

        The agreements do not include any provision for excise tax gross-up payments on behalf of the terminated executive. As a condition to the receipt of any severance compensation under the agreement, the executive must sign a general release of claims in favor of Ceradyne. See "Item 8. Additional Information—Information Regarding Golden Parachute Compensation" below, which is incorporated herein by reference.

        For the full terms of the Change in Control Agreements, please see Exhibit (e)(10) through Exhibit (e)(16) hereto.

Employment Agreements between Ceradyne and its Executive Officers

        Ceradyne does not have employment agreements with any of its executive employees, except with Thomas Jüngling, Ceradyne's Vice President and President of its ESK Ceramics subsidiary. Mr. Jüngling's employment agreement does not provide for any payments upon a change in control of Ceradyne.

Indemnification and Exculpation of Directors and Officers

        Ceradyne is organized under the laws of the DGCL. Section 102 of the DGCL permits a corporation to include in its charter documents provisions exculpating directors for personal liability to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duties. Ceradyne's certificate of incorporation provides for the exculpation of Ceradyne's directors to the fullest extent permissible under the DGCL. Consequently, no director will be personally liable to

Ceradyne or its Stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

  •
  any breach of the director's duty of loyalty to Ceradyne or its Stockholders;

  •
  any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

  •
  any transaction from which the director derived an improper personal benefit.

        In addition, Ceradyne's bylaws provide that Ceradyne is required to indemnify its directors and officers in each case to the fullest extent permitted by the DGCL. Ceradyne's bylaws also provide that Ceradyne shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit Ceradyne to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether Ceradyne would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

        Ceradyne has entered into indemnification agreements with several of its directors and officers. These agreements generally provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Ceradyne also maintains directors' and officers' liability insurance that insures its directors and officers against certain losses and insures Ceradyne with respect to its obligations to indemnify its directors and officers.

        The Merger Agreement provides that 3M and the Surviving Corporation will be jointly and severally liable to pay and perform in a timely manner the indemnification obligations of Ceradyne now existing in favor of each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of Ceradyne or a Ceradyne subsidiary or an employee of Ceradyne or a Ceradyne subsidiary or who acts as a fiduciary under any Ceradyne employee benefit plan, as provided in Ceradyne's certificate of incorporation or bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement, including provisions relating to the advancement of expenses incurred in the defense of any action or suit. Furthermore, until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect directors' and officers' liability insurance with terms that are no less favorable than Ceradyne's existing policies in respect of acts or omissions occurring prior to the Effective Time, provided that in satisfying such obligations, 3M and the Surviving Corporation will not be obligated to pay annual premiums in excess of 200% of the amount paid by Ceradyne for such liability insurance (the "Maximum Annual Premium"). If the annual premiums of such insurance coverage exceed such amount, 3M and the Surviving Corporation will obtain a policy with as much coverage as reasonably practicable for a cost not exceeding the Maximum Annual Premium.

Summary of Aggregate Proceeds that May be Received by Ceradyne's Directors and Executive Officers

        The table below sets forth information regarding the aggregate proceeds that may be received by each of Ceradyne's directors and executive officers in connection with the Offer and the Merger. Such amounts are described in further detail above under "Consideration Payable Pursuant to the Offer," "Effect of the Offer and the Merger Agreement on Options and Restricted Stock Units," and "Change in Control Agreements between Ceradyne and its Executive Officers." Prior to the Acceptance Time, the Compensation Committee of the Board of Directors will approve the exemption of the dispositions pursuant to the Offer and the Merger of the Shares, RSUs, and stock options held by Ceradyne's directors and executive officers from Section 16(b) of the Exchange Act.

Name	Aggregate Proceeds ($)
Joel P. Moskowitz	$53,037,852	(1)
Richard A. Alliegro	$938,493	(2)
Frank Edelstein	$1,906,240	(3)
Terry M. Hart-Deacon	$932,610	(4)
Thomas R. Jüngling	$967,120	(5)
Richard A. Kertson	$1,112,580	(6)
Bruce R. Lockhart	$956,940	(7)
Milton L. Lohr	$973,948	(8)
Robert M. Miller	$874,552	(9)
Siegfried Müssig	$227,500	(10)
Jerrold J. Pellizzon	$4,962,503	(11)
David P. Reed	$4,090,916	(12)
Jeffrey J. Waldal	$765,332	(13)

(1)
Consists of (i) $47,306,945 payable upon the tender of Shares held by Mr. Moskowitz pursuant to the Offer; (ii) $1,314,788 payable in connection with options to purchase Shares held by Mr. Moskowitz; (iii) $2,076,690 payable in connection with RSUs held by Mr. Moskowitz; and (iv) $2,339,429 payable pursuant to Mr. Moskowitz's Change in Control Agreement (assuming the conditions to Mr. Moskowitz' receipt of such payment are satisfied).

(2)
Consists of (i) $379,365 payable upon the tender of Shares held by Mr. Alliegro pursuant to the Offer; (ii) $302,438 payable in connection with options to purchase Shares held by Mr. Alliegro, and (iii) $256,690 payable in connection with RSUs held by Mr. Alliegro.

(3)
Consists of (i) $1,492,540 payable upon the tender of Shares held by Mr. Edelstein pursuant to the Offer; (ii) $98,700 payable in connection with options to purchase Shares held by Mr. Edelstein, and (iii) $315,000 payable in connection with RSUs held by Mr. Edelstein.

(4)
Consists of (i) $332,710 payable upon the tender of Shares held by Ms. Hart-Deacon pursuant to the Offer; (ii) $378,000 payable in connection with RSUs held by Ms. Hart-Deacon; and (iii) $221,900 payable pursuant to Ms. Hart-Deacon's Change in Control Agreement (assuming the conditions to Ms. Hart-Deacon's receipt of such payment are satisfied).

(5)
Consists of (i) $295,120 payable upon the tender of Shares held by Mr. Jüngling pursuant to the Offer, and (ii) $672,000 payable in connection with RSUs held by Mr. Jüngling.

(6)
Consists of (i) $559,790 payable upon the tender of Shares held by Mr. Kertson pursuant to the Offer; (ii) $296,100 payable in connection with options to purchase Shares held by Mr. Kertson, and (iii) $256,690 payable in connection with RSUs held by Mr. Kertson.

(7)
Consists of (i) $307,370 payable upon the tender of Shares held by Mr. Lockhart pursuant to the Offer; (ii) $394,345 payable in connection with RSUs held by Mr. Lockhart; and (iii) $255,225 payable pursuant to Mr. Lockhart's Change in Control Agreement (assuming the conditions to Mr. Lockhart's receipt of such payment are satisfied).

(8)
Consists of (i) $541,590 payable upon the tender of Shares held by Mr. Lohr pursuant to the Offer; (ii) $175,668 payable in connection with options to purchase Shares held by Mr. Lohr, and (iii) $256,690 payable in connection with RSUs held by Mr. Lohr.

(9)
Consists of (i) $144,550 payable upon the tender of Shares held by Mr. Miller pursuant to the Offer; (ii) $490,000 payable in connection with RSUs held by Mr. Miller; and (iii) $240,002 payable pursuant to Mr. Miller's Change in Control Agreement (assuming the conditions to Mr. Miller's receipt of such payment are satisfied).

(10)
Consists of (i) $29,155 payable upon the tender of Shares held by Mr. Müssig pursuant to the Offer; and (ii) $198,345 payable in connection with RSUs held by Mr. Müssig.

(11)
Consists of (i) $2,476,075 payable upon the tender of Shares held by Mr. Pellizzon pursuant to the Offer; (ii) $118,440 payable in connection with options to purchase Shares held by Mr. Pellizzon; (iii) $1,246,000 payable in connection with RSUs held by Mr. Pellizzon; and (iv) $1,121,988 payable pursuant to Mr. Pellizzon's Change in Control Agreement (assuming the conditions to Mr. Pellizzon's receipt of such payments are satisfied).

(12)
Consists of (i) $1,272,495 payable upon the tender of Shares held by Mr. Reed pursuant to the Offer; (ii) $373,943 payable in connection with options to purchase Shares held by Mr. Reed; (iii) $1,246,000 payable in connection with RSUs held by Mr. Reed; and (iv) $1,198,479 payable pursuant to Mr. Reed's Change in Control Agreement (assuming the conditions to Mr. Reed's receipt of such payments are satisfied).

(13)
Consists of (i) $133,525 payable upon the tender of Shares held by Mr. Waldal pursuant to the Offer; (ii) $394,345 payable in connection with RSUs held by Mr. Waldal; and (iii) $237,462 payable pursuant to Mr. Waldal's Change in Control Agreement (assuming the conditions to Mr. Waldal's receipt of such payment are satisfied).

(b)   Arrangement between Directors and Officers of Ceradyne and 3M or Purchaser

  Voting and Tender Agreement

        In connection with the execution of the Merger Agreement, the directors and executive officers of Ceradyne in their capacities as Stockholders, have entered into a Voting and Tender Agreement dated September 30, 2012 with 3M and Purchaser (the "Voting and Tender Agreement"). The outstanding Shares subject to the Voting and Tender Agreement represented, as of September 30, 2012, approximately 6.5% of the total outstanding Shares. Pursuant to the Voting and Tender Agreement, the directors and executive officers have agreed to, among other things, (i) tender in the Offer (and not withdraw) all Shares beneficially owned or thereafter acquired by them, (ii) vote such Shares in favor of the adoption of the Merger Agreement in the event Stockholder approval is required to consummate the Merger and against any competing transaction, (iii) appoint 3M as their respective proxy to vote such Shares in connection with the Merger Agreement, and (iv) subject to certain exceptions, not transfer their Shares. In addition, the directors and officers have granted 3M an option to acquire such Shares at the Offer Price in the event that Purchaser or 3M acquires Shares in the Offer but the Shares subject to the Voting and Tender Agreement are not tendered or are withdrawn from the Offer. The Voting and Tender Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) any reduction of the Offer Price or the Merger Consideration or waiver or amendment of the Minimum Tender Condition or (d) the mutual written agreement of the parties to terminate the Voting and Tender Agreement. In addition, if the Board of Directors should change its recommendation in compliance with the terms of the Merger Agreement, the Stockholders are no longer obligated to tender their Shares in the Offer or vote in favor of the Merger, and 3M no longer has the right to purchase Shares pursuant to the option or act as proxy to vote such Shares for the Stockholders, for so long as the change in recommendation remains in effect. For the full terms of the Voting and Tender Agreement, please see Exhibit (e)(2) hereto.

(c)   Arrangements among 3M or Purchaser

  Merger Agreement among Ceradyne, 3M and Purchaser

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) hereto and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. For the full terms of the Merger Agreement, please see Exhibit (e)(1) hereto.

  Confidentiality Agreement

        Ceradyne and 3M entered into a Confidentiality Agreement on June 20, 2012 (the "Confidentiality Agreement"), in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, 3M agreed, subject to certain exceptions, to keep confidential any non-public information of Ceradyne and to certain employee non-solicitation provisions for the protection of Ceradyne. The Confidentiality Agreement also contained a customary "standstill" provision that does not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. For the full terms of the Confidentiality Agreement, please see Exhibit (e)(3) hereto.

Item 4.    The Solicitation or Recommendation

  (a)    Solicitation/Recommendation

        At a meeting held on September 29, 2012, our Board of Directors duly and unanimously (i) approved the Merger Agreement, the Offer, the Merger, the exercise of the Top-Up Option (including the issuance of Shares pursuant to the Top-Up Option on the terms set forth in the Merger Agreement and the adequacy of the consideration payable in respect thereof) and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement, (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement are fair to and in the best interests of Ceradyne and its stockholders, (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, (iv) recommended that the holders of the Shares adopt the Merger Agreement and (v) declared the Merger Agreement to be advisable.

        Accordingly, and for the other reasons described in more detail below, our Board of Directors unanimously recommends that Stockholders accept the Offer and tender their Shares pursuant to the Offer.

        The joint press release issued by Ceradyne and 3M on October 1, 2012, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

  (b)    Background

        On May 22, 2012, Mr. Moskowitz received a telephone call from Mr. William R. Myers, Vice President and General Manager of 3M's Energy and Advanced Materials Division, who indicated that 3M wanted to discuss opportunities for 3M and Ceradyne to work together. Mr. Moskowitz agreed to visit 3M at its headquarters in St. Paul, Minnesota. Between May 22 and May 30, 2012, Mr. Moskowitz discussed the phone call from Mr. Meyers and his proposed visit to 3M with Mr. Frank Edelstein, the Lead Director of Ceradyne's Board of Directors, Mr. David Reed, Ceradyne's Vice President, and President of North American Operations, and Mr. Jerrold Pellizzon, Ceradyne's Chief Financial Officer and Corporate Secretary.

        On May 31, 2012, Mr. Moskowitz met with 3M executives at 3M's corporate headquarters in St. Paul, Minnesota. Representatives of 3M made a presentation regarding 3M, focusing on 3M's advanced material research and products and expressed a potential interest in acquiring Ceradyne. Mr. Moskowitz responded that, although Ceradyne was not considering or pursuing a sale at that time, he was impressed with 3M and thought that 3M would be a strong fit for Ceradyne, with substantive synergistic opportunities in technology, marketing, and accelerating the introduction of Ceradyne products in the marketplace. He also told them that, although he was the single largest individual Ceradyne stockholder, he did not own Ceradyne and, therefore, if a transaction were to be pursued, the price would be very important and would need to maximize value for Ceradyne's stockholders. He told them that he would discuss the matter with Ceradyne's Board of Directors. 3M did not give any indication of the price it might propose in connection with any acquisition of Ceradyne.

        On June 1, 2012, Mr. Moskowitz briefed each of Mr. Edelstein, Mr. Reed, Mr. Pellizzon and Mr. Robert Rich of Stradling Yocca Carlson & Rauth, P.C. ("Stradling"), Ceradyne's outside legal counsel, about Mr. Moskowitz' meeting the prior day at 3M.

        Also on June 1, 2012, Mr. Moskowitz provided copies of the informational materials he had received at his meeting with the 3M representatives to Mr. Reed, Mr. Pellizzon, and Mr. Rich.

        On June 1, 2012, Jerry Will, Director of Corporate Development of 3M, emailed Mr. Moskowitz a form of confidentiality agreement and preliminary due diligence request list.

        On June 4, 2012, Messrs. Moskowitz and Pellizzon contacted representatives of Citigroup Global Markets Inc. ("Citi") to discuss 3M's potential interest in acquiring Ceradyne and the possibility of engaging Citi as Ceradyne's financial advisor in the event Ceradyne's Board of Directors were to authorize further discussions with 3M. Ceradyne was familiar with Citi as a result of Citi having acted as a co-lead underwriter for a public offering of Ceradyne's common stock and convertible notes in 2005.

        On June 4, 2012, Mr. Will and Mr. Moskowitz exchanged emails regarding the form of confidentiality agreement and preliminary due diligence request list.

        On June 5, 2012, Messrs. Moskowitz, Pellizzon and Rich and representatives of Citi met to discuss issues related to 3M's possible interest in acquiring Ceradyne, including process in the context of an acquisition of a public company, the Board's fiduciary duties, next steps, Citi's potential role as financial advisor and an estimated timeline. A representative of Citi stated, based on his knowledge of certain past 3M acquisition activity, that there were examples of 3M participating in auctions and there were also examples of 3M walking away from a potential transaction instead of participating in an auction process. A representative of Citi also discussed services that Citi had provided to 3M in unrelated matters but noted that none of the Citi professionals who would represent Ceradyne in this potential transaction had worked on any transactions for 3M.

        On June 7, 2012, Mr. Moskowitz had a telephone conversation with Mark Copman, Vice President, Corporate Development of 3M, and Mr. Will to inform them that he had called a meeting of the Ceradyne Board to discuss 3M's potential interest in Ceradyne. Messrs. Copman and Will also discussed potential transaction timetables and requested diligence information.

        On June 11, 2012, Mr. Moskowitz distributed a confidential summary of his meeting and interactions with 3M to Ceradyne's Board of Directors.

        During the period between June 5, 2012 and the meeting of our Board of Directors held on June 15, 2012, Mr. Moskowitz had several discussions with representatives of Citi, Mr. Edelstein and other members of Ceradyne's Board regarding a possible acquisition of Ceradyne by 3M.

        At a telephonic special meeting of our Board of Directors held on June 15, 2012, our Board of Directors discussed and evaluated Mr. Moskowitz' meeting with 3M, with input from our senior management team of Mr. Reed and Mr. Pellizzon, representatives of Citi and Mr. Rich of Stradling. Mr. Rich apprised the Board of Directors of its fiduciary duties in the context of a potential acquisition. Mr. Moskowitz reminded the Board that he had consistently expressed his view that the Company is not for sale and should remain independent. Nevertheless, he stated he believed that 3M's interest in possibly acquiring Ceradyne could present an interesting opportunity if the price is right, and could be beneficial to Ceradyne's stockholders. He stated his belief that 3M could pay the highest price to Ceradyne's stockholders because of the potential synergies, 3M's focus on research and its ability to pay. The representatives of Citi discussed services that Citi had provided to 3M in unrelated matters but noted that none of the Citi professionals who would represent Ceradyne in this potential transaction had worked on any transactions for 3M. After discussion, the Board of Directors authorized Mr. Moskowitz to continue discussions with 3M subject to entering into a confidentiality agreement with 3M containing a standstill provision. The Board of Directors also authorized our management to engage Citi as Ceradyne's financial advisor in the context of a potential acquisition of Ceradyne. Citi was selected based on its qualifications, experience, reputation and its knowledge of the Company.

        On June 18, 2012, Mr. Moskowitz had a telephone conversation with Messrs. Copman and Will, in which the parties discussed, among other things, scheduling in-person meetings between the senior management of Ceradyne and 3M.

        In order to facilitate the exchange of confidential information in contemplation of a possible transaction between 3M and Ceradyne, Ceradyne entered into a confidentiality agreement with 3M on June 20, 2012, which included a standstill provision that restricted, among other things, 3M's ability to purchase Shares or submit offers to acquire Ceradyne without its consent.

        On June 20, 22 and 25, 2012, representatives of 3M participated in discussions about diligence process and planning with Citi.

        On June 22, 2012, Mr. Moskowitz sent a memorandum to Messrs. Copman and Will which described several Ceradyne research and development projects and new products. This information was provided for 3M's consideration in its valuation analysis of Ceradyne.

        On June 27, 2012, Mr. Moskowitz, Mr. Reed and Mr. Pellizzon travelled to St. Paul, Minnesota and met with representatives of 3M, including Messrs. Copman, Myers, Will and John Grant, 3M's Senior Manager of Strategic Planning and Business Development, Energy and Advanced Materials Division.

        On June 28, 2012, Messrs. Moskowitz, Reed, and Pellizzon met with several executives of 3M in St. Paul, Minnesota. At that meeting, the representatives of Ceradyne provided the 3M representatives with financial projections that had been prepared by Ceradyne management at 3M's request, and other information regarding Ceradyne's operations. See "Prospective Financial Information" in Item 8 of this Statement.

        Between June 28 and July 6, 2012, Ceradyne provided follow-up diligence materials to 3M relating to the June 28, 2012 discussions.

        On July 3, 2012, representatives of 3M, including Mr. Grant and Mr. Will, had a telephone conversation with Mr. Pellizzon and representatives of Citi during which they continued discussing the various matters discussed at the June 28, 2012 meeting. Mr. Pellizzon confirmed to the 3M representatives that, as indicated in the projections provided on June 28, 2012, it was likely that Ceradyne's financial results for its second quarter would not meet the publicly available estimates of research analysts who covered Ceradyne.

        On July 5, 2012, Ceradyne management sent an email to Mr. Will containing a supplement to the financial projections previously provided on June 28, 2012, providing total net sales by market application.

        On July 7, 2012, Mr. Moskowitz received an e-mail from Mr. Myers regarding the integration of Ceradyne technologies into 3M if an acquisition was completed.

        On July 8, 2012, Mr. Moskowitz received an e-mail from Mr. Myers regarding 3M's process for generating a proposal for an acquisition.

        On July 12, 2012, Credit Suisse Securities (USA) LLC ("Credit Suisse"), 3M's financial advisor, communicated to Citi that 3M did not intend to submit a proposal to acquire Ceradyne prior to the public announcement of Ceradyne's second quarter financial results on July 24, 2012.

        On July 24, 2012, before the U.S. stock markets opened, Ceradyne publicly announced its financial results for its second quarter ended June 30, 2012. Ceradyne's stock closed that day at $21.17 per Share, down $0.48 from the previous close.

        On July 26, 2012, representatives of 3M, including Messrs. Copman, Grant and Will, held a call with Mr. Pellizzon to discuss the financial projections that Ceradyne had provided to 3M on June 28, 2012.

        Ceradyne management updated the financial projections it had provided to 3M on June 28th to include actual second quarter results, revised estimates for the balance of 2012 and certain other changes, and provided the updated projections to Citi on July 27, 2012, to provide to 3M through Credit Suisse. See "Prospective Financial Information" in Item 8 of this Statement.

        On July 30, 2012, Messrs. Copman and Will called Mr. Moskowitz and Mr. Pellizzon to communicate 3M's non-binding proposal to purchase Ceradyne at a price of $32.00 per Share. By letter of the same date, 3M submitted to Ceradyne a non-binding proposal to purchase Ceradyne at a price of $32.00 per Share structured as a tender offer, followed by a merger, and conditioned on Ceradyne agreeing to a 30-day exclusivity period to enable 3M to conduct its due diligence. The proposal also included the following material terms: (i) a customary top-up option; (ii) the acceleration and exercise or cancellation of all of Ceradyne's outstanding equity awards in exchange for cash at the offer price (less any applicable exercise price); and (iii) the entry into tender and support agreements by Ceradyne's directors and executive officers.

        Mr. Moskowitz thereafter discussed 3M's proposal with Mr. Edelstein, representatives from Citi, Mr. Rich of Stradling and Messrs. Reed and Pellizzon. Mr. Moskowitz and Mr. Edelstein shared the view that 3M's proposal of $32.00 per Share was inadequate because, among other reasons, they believed it did not ascribe sufficient value to Ceradyne's technology and its future potential.

        On August 1, 2012, Mr. Moskowitz called Messrs. Copman and Will to inform them that Ceradyne rejected 3M's proposal due to the view that the proposed price of $32.00 per Share was inadequate. Mr. Moskowitz also informed them that Ceradyne was immediately terminating all further discussions with 3M to allow Ceradyne's management to focus on the Company's business and goals. Mr. Moskowitz also sent a letter, dated August 1, 2012, to Mr. Copman following their conversation. In the letter, Mr. Moskowitz noted that "if Ceradyne eventually is sold, 3M is a terrific potential acquirer," but if a transaction were to occur at this time the price would need to be "preemptive" in order "to appeal to the high expectations of Ceradyne's stockholders." Mr. Moskowitz stated further that, in his personal view, an "offer in the middle $40's would be preemptive." Mr. Moskowitz also noted that had he "known that the offer . . . would be predicated on the price of Ceradyne shares (which is trading at the lower end of a multi-year range) and other factors such as analyst price targets or expectations (which change repeatedly up or down), [he] would not have engaged in this extensive process."

        After his call with Mr. Copman, Mr. Moskowitz spoke individually with each of the other members of the Board and informed them of 3M's proposal, that he and Mr. Edelstein agreed that the proposal was inadequate and the basis of their opinion, and that he had notified 3M that the proposal was rejected. Each of the other members of the Board expressed their agreement with the inadequacy, and rejection of, the proposal and the termination of discussions with 3M.

        On August 10, 2012, Mr. Moskowitz had a telephone call with representatives of Citi in which the Citi representatives reported on a conversation with Mr. Copman on August 9, 2012, in which Mr. Copman, during the course of a previously scheduled meeting on unrelated matters, told a Citi representative (who was not involved with the Ceradyne engagement) that 3M remained interested in potentially acquiring Ceradyne. The Citi representative also reported that, based on that conversation, he believed that if Ceradyne had not terminated discussions, 3M would have been prepared to increase its proposal.

        On August 14, 2012, Mr. Moskowitz met with Mr. Edelstein to discuss the information conveyed by Citi and to consider whether to recommend, at the Board meeting scheduled for the next day, that the Board reopen discussions with 3M.

        On August 15, 2012, our Board of Directors held a telephonic special meeting, at which our senior management team of Mr. Reed and Mr. Pellizzon, representatives of Citi and Mr. Rich of Stradling were also present. Mr. Moskowitz provided a brief business update regarding key product lines. He said that he was becoming increasingly concerned about the Company's financial performance during the balance of 2012 due to the continued slump in the solar crucible business, further technical issues with the enhanced combat helmet (ECH) program and the resulting delay in receiving a large delivery order, and the stop work order issued by the U.S. Special Operations Command due to technical issues with body armor which, if not resolved soon, could result in shipments under that order being delayed until 2013 or even cancelled. Mr. Moskowitz also reported that he had been contacted recently by an activist investor, requesting a meeting with him and other members of management. He expressed concern that this could become a significant distraction to management, disrupt Ceradyne's operations and divert the attention of management and our employees from executing our strategic plan. Mr. Moskowitz then reviewed the previous discussions with 3M that preceded 3M's July 30th proposal of $32.00 per Share, Ceradyne's rejection of that proposal, and Ceradyne's termination of discussions with 3M on August 1, 2012 to focus on its business and goals. Mr. Moskowitz then apprised the Board of the August 9, 2012 conversation between Mr. Copman and a representative of Citi.

        The representatives of Citi then discussed certain financial and valuation matters relating to Ceradyne. The Board of Directors discussed the financial projections and assumptions that had been provided to 3M prior to 3M's proposal of $32.00 per Share as well as an "alternative case," which adjusted the July 27, 2012 financial projections provided to 3M assuming that the government terminated the ECH program, that Ceradyne's solar crucible business was impacted by a slower than expected recovery in the solar market, and that sales of Ceradyne's ceramic sand screens for the oil and gas industry did not grow at the rate assumed in the financial projections Ceradyne had previously provided to 3M. The directors asked several questions regarding the projections and assumptions, and Mr. Moskowitz commented on the risks to achieving the Company's projections. Following discussion, the Board of Directors ratified the previous rejection of 3M's proposal to purchase Ceradyne at $32.00 per Share and authorized our senior management to reengage in negotiations with 3M.

        On August 16, 2012, at the direction of the Board of Directors, a representative of Citi called Mr. Copman and indicated that Ceradyne was interested in reengaging in discussions regarding a potential acquisition.

        Between August 16 and August 24, 2012, at the direction of the Board of Directors, representatives of Citi had several discussions with 3M's financial advisor, Credit Suisse, which resulted in a revised verbal proposal by 3M that was conveyed by Credit Suisse on August 24, 2012 to Citi. 3M's revised proposal consisted of, among other things: (i) a cash tender offer by 3M of $34.00 per Share for all of Ceradyne's shares which would remain open for 20 business days, followed by a merger to acquire the remaining Shares at the same price; (ii) the acceleration and exercise or cancellation of all of Ceradyne's outstanding equity awards in exchange for cash at the offer price (less any applicable exercise price); (iii) a 30-day exclusivity period to enable 3M to conduct its due diligence and negotiate and execute a definitive merger agreement; (iv) a "top-up option" to buy a number of newly issued Shares from Ceradyne at the tender offer price sufficient to increase 3M's ownership to 90% plus one Share to effectuate a short form merger; (v) a "no shop" provision subject to a "fiduciary out" if Ceradyne receives an unsolicited proposal from a third party which the Board believes is superior to 3M's offer; (vi) customary matching rights allowing 3M to match a superior proposal if one is received; (vii) a "break-up fee" of 3% of the offer's equity value if the Board changes its recommendation or accepts a superior proposal; and (viii) a requirement for Ceradyne's Board and key management to sign tender and support agreements requiring them to tender their Shares and support the merger with 3M. In addition, the proposal indicated that there would be no financing contingency to the closing. Citi communicated with and took direction from Mr. Moskowitz during the course of these conversations.

        On August 24, 2012, Mr. Moskowitz had a telephone conversation with Dr. Fred Palensky, 3M's Executive Vice President and Chief Technology Officer, regarding 3M's plans for Ceradyne after the proposed acquisition.

        A telephonic special meeting of our Board of Directors was held on August 27, 2012 at which our senior management team of Mr. Reed and Mr. Pellizzon, representatives from Citi and Mr. Rich of Stradling were also in attendance. Representatives of Citi summarized 3M's revised proposal, and the Board discussed with senior management and representatives of Citi and Mr. Rich of Stradling, 3M's revised proposal. Mr. Moskowitz noted that there had been no new developments of significance regarding the Company's business since the August 15th meeting of the Board. Following discussion, our Board instructed the representatives of Citi to communicate a counter offer to the representatives of Credit Suisse of $36.00 per Share. The Board of Directors also discussed the importance of negotiating deal protection provisions with 3M that would provide an adequate opportunity for other potential bidders to make a superior offer during the time between announcing the deal and completion of the tender offer, particularly in view of 3M's request for an exclusivity period and the fact that the Company had not conducted an auction or other pre-signing market check. After further discussion, the Board instructed the representatives of Citi to also communicate in the counter offer: (i) an exclusivity period of 14 days rather than 30 days; (ii) an extension of the tender offer period from 20 business days to 40 business days; (iii) a break-up fee of 1% rather than 3% of the offer's equity value; and (iv) no right by 3M to match other proposals.

        On August 27, 2012, at the direction of the Board of Directors, a representative of Citi communicated Ceradyne's counter offer to Credit Suisse.

        Between August 27 and August 29, 2012, at the direction of the Board of Directors, representatives of Citi had several discussions with representatives of Credit Suisse regarding the terms of a possible transaction. The representatives of Citi were in frequent contact with, and took direction from, Mr. Moskowitz during this three day period.

        On August 28, 2012, the representatives of Credit Suisse verbally communicated to the representatives of Citi 3M's revised proposal which consisted of: (i) a cash tender offer by 3M of $35.00 per Share for all of Ceradyne's shares which would remain open for 30 business days; (ii) the acceleration and exercise or cancellation of all of Ceradyne's outstanding equity awards in exchange for cash at the offer price (less any applicable exercise price); (iii) a 21-day exclusivity period; (iv) a "top-up option" to buy a number of newly issued Shares from Ceradyne at the tender offer price sufficient to increase 3M's ownership to 90% plus one Share to effectuate a short form merger; (v) a "no shop" provision subject to a "fiduciary out" if Ceradyne receives an unsolicited proposal from a third party which the Board believes is superior to 3M's offer; (vi) customary matching rights allowing 3M to match a superior proposal if one is received; (vii) a "break-up fee" of 2% of the offer's equity value if the Board changes its recommendation or accepts a superior proposal; and (viii) a requirement for Ceradyne's Board and key management to sign tender and support agreements requiring them to tender their Shares and support the merger with 3M.

        Later on August 28, 2012, at the direction of Mr. Moskowitz, representatives of Citi verbally communicated to Credit Suisse a counter offer of $36.00 per Share and no matching rights. The representatives of Credit Suisse responded that $35.00 per Share was 3M's "best and final" offer. Credit Suisse also indicated that 3M was not willing to enter into a transaction with no matching rights, but would be flexible on the number of matching rights that 3M would require and the number of days 3M would have to match a superior offer. In the course of further negotiations, it was agreed that 3M's matching rights would be limited to two negotiation periods of three business days each with respect to a superior proposal.

        At a telephonic special meeting of our Board of Directors held on August 30, 2012 at which our senior management team of Mr. Reed and Mr. Pellizzon, representatives from Citi and Mr. Rich of Stradling were also in attendance, Mr. Moskowitz and representatives of Citi updated our Board on the discussions and interactions with 3M and Credit Suisse since the August 27, 2012 special board meeting. Citi reviewed with the Board Citi's preliminary views on certain financial and valuation matters relating to Ceradyne. The Board, together with senior management and the representatives from Citi and Mr. Rich, then discussed, among other things, 3M's revised proposal and the appropriate methodologies and metrics for valuing Ceradyne. The directors considered whether to submit another counter offer of $36.00 per Share, taking account of Credit Suisse's indication that $35.00 per Share represented 3M's "best and final offer." The members of the Board discussed the risk of 3M withdrawing its proposal should the Board submit another counter offer at $36.00 per Share. After further discussion, Mr. Moskowitz said he would support a deal on the terms proposed by 3M and believed it to be the best deal reasonably available. Based on these discussions with its legal and financial advisors, the Board approved negotiating a definitive merger agreement with 3M, based on 3M's August 29th proposal.

        On August 31, 2012, Ceradyne entered into an exclusivity agreement with 3M, which provided for an exclusivity period expiring on September 21, 2012 and also referred to a non-binding term sheet containing the terms of 3M's August 29th proposal. 3M then submitted a high priority diligence request list to Ceradyne.

        On September 4, 2012, Credit Suisse submitted a detailed due diligence request list to Ceradyne on behalf of 3M.

        Beginning September 4, 2012, Ceradyne provided 3M, Credit Suisse and 3M's legal counsel, Cleary Gottlieb Steen & Hamilton LLP ("Cleary"), with access to an electronic data room populated with documents and other materials that were responsive to 3M's and Credit Suisse's diligence requests and continued to upload documents and other materials to the electronic data room thereafter.

        On September 5, 2012, Ceradyne management provided an updated financial forecast to 3M which included actual financial results for the month of July, 2012 and made certain other changes. See "Prospective Financial Information" in Item 8 of this Statement.

        On September 5 and 6, 2012, representatives of 3M conducted a plant visit and engaged in due diligence-related discussions at Ceradyne's corporate headquarters in Costa Mesa, California.

        On September 10, 2012, representatives of 3M conducted a plant visit and engaged in due diligence-related discussions at Ceradyne's facility in Kempten, Germany.

        On September 12, 2012, representatives of Cleary transmitted a draft of the merger agreement and the voting and tender agreement to representatives of Stradling.

        On September 12, 2012, Mr. Moskowitz had discussions with Mr. Myers in Costa Mesa, California regarding the integration of 3M and Ceradyne and other post-closing matters, including matters relating to retention of certain Ceradyne employees.

        On September 12 and September 13, 2012, 3M held due diligence discussions with Ceradyne's management in Costa Mesa, California.

        On September 14, 2012, Mr. Pellizzon and representatives from PricewaterhouseCoopers LLP, Ceradyne's outside accountants, had a telephone conversation with members of 3M's tax diligence team and KPMG LLP, 3M's outside accountants.

        On September 14, 2012, Mr. Moskowitz sent a memorandum to Ceradyne's directors by email to update them regarding the status of 3M's due diligence and the proposed transaction.

        On September 17, 2012, Mr. Pellizzon had a telephone conversation with representatives of 3M regarding Ceradyne's China business.

        On September 17, 2012, Mr. Moskowitz had a telephone conversation with Messrs. Holmes and Palensky regarding logistics for Mr. Moskowitz' upcoming trip to 3M's St. Paul, Minnesota corporate headquarters.

        From September 18 to September 21, 2012, Mr. Moskowitz visited 3M's headquarters in St. Paul, Minnesota to meet with senior management of 3M including Christopher Holmes, Executive Vice President, Industrial and Transportation Business of 3M, Mr. Copman, Dr. Palensky, David Meline, Senior Vice President and Chief Financial Officer, and Inge G. Thulin, Chairman of the Board, President and Chief Executive Officer of 3M. Among other things, Mr. Moskowitz and the 3M officers discussed issues related to how Ceradyne's operations might be integrated with 3M's.

        On September 18, 2012, Thomas Jüngling, the President of ESK Ceramics, a subsidiary of Ceradyne, visited 3M's facility in Neuss, Germany and engaged in diligence discussions with representatives of 3M management.

        On September 18, 2012, representatives of 3M conducted a plant visit and performed due diligence at Ceradyne's Quapaw, Oklahoma facility.

        On September 19, 2012, Messrs. Myers and Wilson visited Ceradyne's facility in Kempten, Germany.

        On September 19, 2012, representatives of Stradling transmitted a revised draft of the merger agreement and the voting and tender agreement to representatives of Cleary.

        On September 20, 2012, Ceradyne and 3M extended the exclusivity period under the exclusivity agreement to September 28, 2012.

        On September 20, 2012, Mr. Moskowitz sent a memorandum to Ceradyne's directors by email to update them regarding the status of the transaction and informed them of the one-week extension.

        On September 21, 2012, representatives of 3M visited Ceradyne's facility in Tianjin, China.

        On September 23, 2012, representatives of Cleary transmitted a revised draft of the merger agreement and the voting and tender agreement to representatives of Stradling.

        On September 24, 2012, representatives of 3M held a conference call with representatives of Ceradyne to discuss Ceradyne's nuclear business.

        On September 25, 2012, representatives of 3M held two conference calls with representatives of Ceradyne to discuss compliance-related diligence matters.

        On September 25, 2012, representatives of Stradling and Cleary had a telephone conference to discuss unresolved issues pertaining to the merger agreement.

        On September 25, 2012, Mr. Moskowitz sent a letter to Mr. Holmes as a follow up to Mr. Moskowitz' visit to 3M's headquarters from September 18, 2012 to September 21, 2012. In the letter, Mr. Moskowitz expressed frustration with the length and scope of 3M's due diligence investigation of Ceradyne and with 3M's unwillingness to include in the merger agreement "any language designed to reasonably assure [Ceradyne's] employees of continuing employment" following closing of the transaction. Mr. Moskowitz further indicated that his concerns in this regard could be addressed if 3M would agree in the merger agreement to treat and compensate the Ceradyne employees in a manner at least equal to their current treatment and compensation for a reasonable time period of at least one year following closing.

        On September 25, 2012, representatives of Ceradyne provided Mr. Will by email updated projected revenues for the fiscal year ended December 31, 2013.

        On September 26, 2012, representatives of Cleary transmitted a revised draft of the merger agreement and the voting and tender agreement to representatives of Stradling.

        On September 27, 2012, Mr. Myers met with Messrs. Moskowitz and Pellizzon in California to discuss certain employee-related matters, including 3M's vacation and deferred compensation policies, 3M's job titles and salary ranges as compared to Ceradyne's job titles and salary ranges as well as a general description of retention and consulting arrangements 3M has used in prior acquisitions. During this meeting, Mr. Myers was informed that Ceradyne was in the process of considering entering into change in control and severance agreements with 15 management employees of Ceradyne. Thereafter, Mr. Myers sent a summary of this conversation to Mr. Moskowitz.

        On September 27, 2012, representatives of Stradling and Cleary held a conference call to discuss unresolved issues pertaining to the merger agreement.

        On September 27, 2012, the Board of Directors held a telephonic special meeting in which Mr. Reed, Mr. Pellizzon, and representatives of Citi and Stradling were also present. The Board discussed, among other things, the status and the terms of the proposed transaction with 3M. Representatives of Citi also made a presentation to the Board including timing and process, market perspectives and financial analysis.

        On September 27, 2012, the Compensation Committee of Ceradyne's Board of Directors held a telephonic meeting at which the Committee approved and authorized the Company to enter into a Change in Control and Severance Agreement with each of 15 management employees, including four officers, of the Company. Messrs. Moskowitz, Reed and Pellizzon were not included in the list of 15 employees, as they each had previously entered into a Change in Control and Severance Agreement that was approved by the Compensation Committee in March 2011. A detailed summary of these agreements is included in Item 3 of this Statement.

        On September 28, 2012, Messrs. Copman and Will had a telephone conversation with Messrs. Moskowitz and Pellizzon, during which outstanding employee-related issues in the merger agreement, including those referenced in Mr. Moskowitz' September 25, 2012 letter, were discussed. Ultimately, 3M did not agree to include Mr. Moskowitz' requested language in the merger agreement. In addition, 3M did not enter into any agreements with members of Ceradyne's management with respect to future employment with 3M.

        On September 28, 2012, representatives of Cleary transmitted a revised draft of the merger agreement to representatives of Stradling. Representatives of Stradling and Cleary then held a conference call to discuss various issues pertaining to the merger agreement.

        On September 28, 2012, Messrs. Copman and Will called Mr. Moskowitz and informed him that the 3M board of directors had approved the potential acquisition of Ceradyne.

        Our Board of Directors held a telephonic special meeting on September 29, 2012. Mr. Pellizzon, Cary Okawa, Ceradyne's corporate controller, representatives of Citi and Mr. Rich of Stradling also participated in this meeting. Mr. Rich reported on the resolution of each of the previously unresolved issues with respect to the merger agreement and the voting and tender agreement and reminded the Board of Directors of its fiduciary duties in the context of a potential acquisition. Also at this meeting, representatives of Citi reviewed with the Board of Directors its financial analysis of the $35.00 per Share cash consideration and then delivered to the Board an oral opinion, which was subsequently confirmed in writing on September 30, 2012, to the effect that as of the date thereof, and subject to and based upon the various assumptions, matters considered and limitations and qualifications set forth in its written opinion, the $35.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by the Stockholders (other than 3M, Purchaser and their respective affiliates) was fair, from a financial point of view, to such Stockholders. The full text of the written opinion of Citi dated September 30, 2012, which sets forth, among other things, various assumptions, matters considered and limitations and qualifications that the opinion is subject to and based upon, is attached hereto as Annex II. A discussion of Citi's analysis is set forth below under the heading "Opinion of Ceradyne's Financial Advisor." After considering each of the factors described below in "Reasons for Recommendation," our Board of Directors determined it was in the best interests of Ceradyne and our Stockholders to enter into the Merger Agreement with 3M. Accordingly, our Board of Directors unanimously (i) determined that it is in the best interests of Ceradyne and our Stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution and delivery by Ceradyne of the Merger Agreement and (iii) resolved to recommend that the Stockholders accept the Offer, tender their Shares to 3M pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

        On September 30, 2012, the parties executed and delivered the Merger Agreement and Voting and Tender Agreement.

        On October 1, 2012, before the U.S. stock markets opened, 3M and Ceradyne issued a joint press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer to acquire all of the outstanding Shares at a price of $35.00 per Share in cash. The press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9, and is hereby incorporated herein by reference.

  Reasons for Recommendation

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement, our Board of Directors consulted with Ceradyne's senior management and legal counsel and financial advisor, and considered a number of positive and negative factors in recommending that all Stockholders accept the Offer and tender their Shares pursuant to the Offer, including the following:

  Ceradyne's Operating and Financial Condition; Prospects of Ceradyne

        Our Board of Directors considered the current and historical financial condition, results of operations, competitive position, business strategy, and business of Ceradyne, as well as Ceradyne's financial plan and prospects, if it were to remain an independent company. Our Board of Directors evaluated Ceradyne's financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify in a definitive manner), if Ceradyne were to execute or fail to execute upon its financial plan. Our Board of Directors discussed general market risks that could reduce the market price of the Shares. Our Board of Directors also considered the prospective risks to Ceradyne as a stand-alone entity, including risks associated with Ceradyne's dependence on defense related business, in particular the uncertainty and timing of receiving additional orders for body armor and whether the enhanced combat helmet (ECH) program may be terminated, the prolonged downturn in Ceradyne's solar crucible business and the uncertainty of whether and when demand for our crucibles will recover. Certain of these risks were reflected in our recent financial performance, including our failure to meet publicly available estimates of research analysts covering Ceradyne in the first and second quarters of 2012, and were also taken into account for purposes of the alternative case financial projections referred to in "Prospective Financial Information" in Item 8 of this Statement that were reviewed by the Board of Directors. Our Board of Directors also took into account Ceradyne's vulnerability to activist investors, which our Board of Directors believed could disrupt Ceradyne's operations and divert the attention of management and our employees from executing our strategic plan. Our Board of Directors also discussed the benefit to the Stockholders of an acquisition at a significant premium to the market price without being subject to the risks referred to above.

  Available Alternatives

        Our Board of Directors considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company, particularly in light of the risks referred to above under "Ceradyne's Operating and Financial Condition; Prospects of Ceradyne."

        Our Board of Directors also considered its belief that it was preferable to negotiate on a confidential and exclusive basis with 3M rather than to conduct an "auction" or sale process (or other form of pre-signing "market check"). In particular, our Board of Directors believed, after consultation with Ceradyne's legal counsel and financial advisor, that undertaking such a process was unlikely to lead to a higher purchase price and could result in 3M withdrawing its offer to purchase Ceradyne. Our Board of Directors also took into account the fact that the negotiations with respect to the merger agreement resulted in provisions that our Board of Directors believed would not likely deter competing bids, including, as described in further detail below, the size of the termination fee, the required length of the tender offer period and the ability of Ceradyne to terminate the merger agreement in connection with a superior proposal. Our Board of Directors also believed that, as of September 29, 2012, the Offer Price represented the highest per-Share consideration reasonably obtainable.

  Financial Market Conditions; Historical Trading Prices

        Our Board of Directors considered the current national and international economic climate and the conditions of the financial markets. Our Board of Directors considered historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of approximately 43.3% over the closing price per Share on September 28, 2012, the last full trading day prior to the meeting of our Board of Directors to consider and approve the Merger Agreement.

  Opinion of Ceradyne's Financial Advisor

        Our Board of Directors considered the financial presentation and opinion of Citi, delivered orally on September 29, 2012 and confirmed by delivery of a written opinion dated September 30, 2012, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $35.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by the Stockholders (other than 3M, Purchaser and their respective affiliates) was fair from a financial point of view, to such Stockholders, as more fully described in the section entitled "Opinion of Ceradyne's Financial Advisor."

  Cash Consideration; Certainty of Value

        Our Board of Directors considered the form of consideration to be paid to the Stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that 3M's proposal was not subject to obtaining any outside financing. Our Board of Directors considered the business reputation of 3M and its management and the substantial financial resources of 3M and, by extension, Purchaser, which our Board of Directors believed supported the conclusion that a transaction with 3M and Purchaser could be completed relatively quickly and in an orderly manner.

  Negotiations of Merger Agreement

        Our Board of Directors considered the fact that the Merger Agreement was negotiated at arm's-length between the Company and 3M with the assistance of their respective legal and financial advisors.

  Terms of the Merger Agreement

        Our Board of Directors considered the provisions of the Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by Ceradyne in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties and allocate risk between Ceradyne, 3M and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about Ceradyne, 3M or Purchaser) and covenants and termination rights of the parties and termination fee payable by Ceradyne, including without limitation:

          (1)    Cash Tender Offer.    The Offer and the Merger provide for a cash tender offer for all Shares to be followed by a Merger for the same consideration, thereby enabling Stockholders to obtain the benefits of the transaction in exchange for their Shares promptly.

          (2)    No Financing Condition.    3M's obligations under the Merger Agreement are not subject to any financing condition based on 3M's ability to pay the Offer Price and Merger Consideration without any outside financing.

          (3)    Ability to Respond to Certain Unsolicited Takeover Proposals.    The provisions in the Merger Agreement that provide for the ability of our Board of Directors to, subject to the terms and conditions set forth in the Merger Agreement, engage in negotiations or discussions with any third party that has made an unsolicited, written, bona fide takeover proposal that our Board of Directors determines in good faith (after consultation with its financial advisors and outside legal counsel) is, or would reasonably be expected to result in or lead to a Superior Proposal (as defined in Section 6.8(f)(ii) of the Merger Agreement) where our Board of Directors determines that the failure to take such action would be reasonably likely to violate the fiduciary duties of our Board of Directors and to furnish to such third party non-public information relating to Ceradyne pursuant to a confidentiality agreement that contains terms that are no less favorable to Ceradyne than those contained in the confidentiality agreement entered into with 3M.

          (4)    Length of tender offer period.    The Merger Agreement requires that the tender offer remain open for a period of 30 business days (rather than the 20 business day period required by applicable law), providing a longer period of time for potential competing bids to emerge prior to closing of the transaction.

          (5)    Change of Recommendation; Fiduciary Termination Right.    Our Board of Directors has the right, prior to the Acceptance Time, to fail to make, withdraw or modify in a manner adverse to 3M its approval or recommendation to its Stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger if (i) a material event or change in circumstances has occurred after September 30, 2012 which was not known or reasonably foreseeable by Ceradyne prior to September 30, 2012 or (ii) in the event our Board of Directors receives a takeover proposal that constitutes a Superior Proposal that has not resulted from a breach of Section 6.8(a) of the Merger Agreement in order to terminate the merger agreement and enter into a binding written agreement with respect thereto . However, our Board of Directors may not make such an adverse recommendation change unless (i) Ceradyne promptly notifies 3M of our Board of Directors's decision to take such action and the reasons therefor, including, in the case of a Superior Proposal, the identity of the person making such Superior Proposal; (ii) Ceradyne gives 3M three business days after delivery of such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and if 3M proposes to revise the terms of the Merger Agreement or make another proposal, Ceradyne shall have, during such period, negotiated in good faith with 3M with respect to such proposed revisions or other proposal (with any material changes to a takeover proposal requiring a new notice and a new three business day period for negotiations; provided, however, that the Company shall not be obligated to provide more than two negotiation periods of three business days with respect to such takeover proposal); and (iii) our Board of Directors shall have determined in good faith, after consultation with its financial advisors and outside legal counsel after considering the results of such negotiations and giving effect to the proposals made by 3M, if any, that the failure to take such action would be reasonably likely to violate the fiduciary duties of our Board of Directors and, in the case of a takeover proposal, the takeover proposal constitutes a Superior Proposal. Our Board of Directors may terminate the Merger Agreement to accept a Superior Proposal if (i) Ceradyne has complied with the requirements set forth in the prior sentence and (ii) Ceradyne pays 3M a termination fee of approximately $17.1 million in cash.

          (6)    Conditions to Consummation of the Offer and the Merger; Likelihood of Closing.    The belief of our Board of Directors as to the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that 3M's obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

          (7)    Top-Up Option.    Our Board of Directors considered that Purchaser had been granted a "top-up option" to purchase from Ceradyne, under certain circumstances following consummation of the Offer, at a price per Share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, and that, after consummation of the Offer, this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law.

  Failure to Close; Public Announcement

        Our Board of Directors considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on Ceradyne's sales, operating results and stock price, and Ceradyne's ability to compete effectively for new customer projects. Our Board of Directors noted that the market price could be affected by many factors, including: (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting Ceradyne; and (ii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement.

  Termination Fee

        Our Board of Directors considered the termination fee of approximately $17.1 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if Ceradyne terminates the Merger Agreement to accept a Superior Proposal or if 3M terminates the Merger Agreement because our Board of Directors changes its recommendation with respect to the Offer or the Merger. The $17.1 million termination fee represents 2.0% of the Company's equity value and approximately 2.6% of its enterprise value. Our Board of Directors considered that these provisions in the Merger Agreement could potentially have the effect of deterring third parties who might be interested in exploring an acquisition of Ceradyne but was of the view that the payment of the termination fee was reasonable and would not likely deter competing bids. Our Board of Directors was also apprised by its legal and financial advisors of the customary nature and typical ranges of termination fees in similar transactions and of the fact that the termination fee payable under the Merger Agreement was on the lower end of the range of termination fees payable in similar circumstances in recent transactions similar to the transaction contemplated by the Merger Agreement. In addition, our Board of Directors recognized that the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were insisted upon by 3M as a condition to entering into the Merger Agreement and that, in the opinion of our Board of Directors, the termination fee would not likely be required to be paid unless Ceradyne entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal.

  Voting and Tender Agreements

        Our Board of Directors considered the fact that 3M, as a condition to entering into the Merger Agreement, required the directors and executive officers of Ceradyne, who owned approximately 6.5% of the outstanding Shares as of September 30, 2012, to enter into Voting and Tender Agreements, pursuant to which the directors and executive officers of Ceradyne are required to (i) tender in the Offer, and not withdraw, the Shares owned by them, (ii) vote the Shares owned by them in favor of the adoption of the Merger Agreement and to approve the Merger in the event Stockholder approval is required to consummate the Merger pursuant to Section 251 of the DGCL and against any competing transactions, (iii) appoint 3M as a proxy to vote the Shares owned by them in connection with the Merger Agreement, and (iv) not otherwise transfer the Shares. In addition, the directors and executive officers of Ceradyne have granted 3M an option to acquire such Shares at the Offer Price in the event 3M acquires Shares in the Offer but the Shares subject to the Voting and Tender Agreements are not tendered or are withdrawn from the Offer. Our Board of Directors further considered that the Voting and Tender Agreements and the obligations of the directors and executive officers of Ceradyne thereunder would terminate in the event the Merger Agreement was terminated. Our Board of Directors also considered whether the terms of the Voting and Tender Agreements, including the option to acquire Shares described above, could limit our Board of Directors's ability to consider, recommend or accept a competing bid and create a barrier to potential competing offers and concluded that it did not because the Voting and Tender Agreement terminates upon termination of the Merger Agreement, including a termination arising in connection with Ceradyne's acceptance of a Superior Proposal.

  Future Growth

        Our Board of Directors considered the fact that if the proposed Merger is consummated, Ceradyne will no longer exist as an independent company, and Stockholders will no longer participate in the future growth and profits of the Company. Our Board of Directors concluded that providing the Stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

  Interests of Directors and Officers that are Distinct from the Interest of the Stockholders

        Our Board of Directors considered the interests of directors and certain members of senior management in the Offer and the Merger, as described above in Item 3 of this Statement.

        The foregoing discussion of information and factors considered and given weight by our Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by our Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, our Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of our Board of Directors may have given different weights to different factors.

        Our Board of Directors determined that the factors described above under "Ceradyne's Operating and Financial Condition; Prospects of Ceradyne," "Available Alternatives," "Financial Market Conditions; Historical Trading Prices," "Opinion of Ceradyne's Financial Advisor," "Cash Consideration; Certainty of Value," and "Terms of the Merger Agreement" are reasons in support of the Board of Directors's decision to recommend that all Stockholders accept the Offer and tender their Shares pursuant to the Offer. Our Board of Directors considered the other factors described above as neutral or negative and concluded that the reasons for recommending that all stockholders accept the Offer and tender their Shares pursuant to the Offer outweighed the neutral and negative factors.

  (c)    Intent to Tender

        To Ceradyne's knowledge after reasonable inquiry, all of Ceradyne's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer. The directors and executive officers of Ceradyne in their capacities as Stockholders, have entered into the Voting and Tender Agreement pursuant to which the directors and executive officers have agreed to, among other things, tender in the Offer (and not withdraw) all Shares beneficially owned or thereafter acquired by them. For the full terms of the Voting and Tender Agreement, please see Exhibit (e)(2) hereto.

  (e)    Opinion of Ceradyne's Financial Advisor

        Ceradyne has retained Citi as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, Ceradyne requested that Citi evaluate the fairness, from a financial point of view, of the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Ceradyne common stock. On September 29, 2012, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Citi delivered to the Board of Directors an oral opinion, confirmed by delivery of a written opinion dated September 30, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Ceradyne common stock (other than 3M, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Citi's written opinion, dated September 30, 2012, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex II and is incorporated herein by reference. The description of Citi's opinion set forth below is qualified in its entirety by reference to the full text of Citi's opinion. Citi's opinion was provided for the information of the Board of Directors (in its capacity as such) in connection with its evaluation of the per share cash consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of Ceradyne to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or opportunities that might exist for Ceradyne or the effect of any other transaction in which Ceradyne might engage. Citi's opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Ceradyne common stock in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

        In arriving at its opinion, Citi:

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  reviewed an execution version, provided to Citi on September 29, 2012, of the Merger Agreement;

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  reviewed certain publicly available business and financial information relating to Ceradyne;

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  reviewed certain financial forecasts and other information and data relating to Ceradyne provided to or discussed with Citi by Ceradyne's management;

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  held discussions with certain of Ceradyne's senior officers, directors and other representatives and advisors concerning the business, operations and prospects of Ceradyne;

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  reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Ceradyne common stock; Ceradyne's historical and projected earnings and other operating data; and Ceradyne's capitalization and financial condition;

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  analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Ceradyne;

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  analyzed, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger; and

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  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of Ceradyne's management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Ceradyne which Citi was directed by Ceradyne's management to utilize for purposes of its financial analyses and opinion, Citi was advised by such management, and assumed, with Ceradyne's consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Ceradyne's management as to the future financial performance of Ceradyne.

        Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ceradyne and Citi did not make any physical inspection of the properties or assets of Ceradyne. Citi assumed, with Ceradyne's consent, that the Offer and the Merger would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Ceradyne or the Offer and the Merger. Representatives of Ceradyne advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version Citi reviewed.

        Citi's opinion did not address any terms (other than the per share cash consideration to the extent expressly specified in its opinion) or other aspects or implications of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer and the Merger or otherwise. Citi was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Ceradyne. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per share cash consideration or otherwise. In addition, Citi did not express any opinion as to the prices at which Ceradyne common stock would trade at any time. Citi's opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. It was noted that the credit, financial and stock markets have been experiencing unusual volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Ceradyne or the Offer and the Merger. The issuance of Citi's opinion was authorized by the Citi Fairness Opinion Committee.

        In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citi's opinion or the analyses underlying, and factors considered in connection with, Citi's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Ceradyne. No company, business or transaction reviewed is identical to Ceradyne or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges.

        The estimates contained in Citi's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi's analyses are inherently subject to substantial uncertainty.

        Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Ceradyne and 3M and the decision to enter into the Merger Agreement was solely that of the Board of Directors. Citi's opinion was only one of many factors considered by the Board of Directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board of Directors or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

        The following is a summary of the material financial analyses presented to the Board of Directors in connection with Citi's opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi's financial analyses.

        Selected Companies Analysis.    Citi reviewed financial and stock market information of Ceradyne and the following eight selected publicly traded companies, referred to as the selected companies:

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  Alliant Techsystems Inc.

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  BAE Systems PLC

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  Cookson Group PLC

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  Hexcel Corp.

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  Kaydon Corp.

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  Kennametal Inc.

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  Materion Corp.

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  The Morgan Crucible Co. PLC

        These companies were selected, among other reasons, because their equity is publicly traded in the United States or Europe and they operate in, and are predominantly manufacturers or suppliers of advanced materials or other products to, the industrial or defense end markets. Citi reviewed, among other information, enterprise values of the selected companies, calculated as equity values based on closing stock prices of the selected companies on September 28, 2012, plus debt, less cash and other adjustments, as a multiple of calendar year 2013 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. The overall low to high calendar year 2013 estimated EBITDA multiples referenced in such analysis for the selected companies were 4.6x to 8.0x, and the median was 5.8x. Based on its professional judgment and taking into consideration the observed median multiples for the selected companies, Citi applied a range of selected multiples of calendar year 2013 estimated EBITDA (low of 5.0x to high of 7.0x) to Ceradyne's calendar year 2013 estimated EBITDA. Citi also reviewed closing stock prices of the selected companies, as of September 28, 2012, as a multiple of calendar year 2013 estimated earnings per share, referred to as EPS. The overall low to high calendar year 2013 estimated EPS multiples referenced in such analysis for the selected companies were 7.2x to 13.8x, and the median was 8.6x. Based on its professional judgment and taking into consideration the observed median multiples for the selected companies, Citi applied a range of selected multiples of calendar year 2013 estimated EPS (low of 8.0x to high of 10.0x) to Ceradyne's calendar year 2013 estimated EPS adjusted to exclude interest income on cash and cash equivalents and then added the balance sheet cash of $264.6 million divided by diluted shares outstanding. This analysis was performed based on the following two sets of financial forecasts: (i) the Base Case, as set forth in the section entitled "Prospective Financial Information" and (ii) the Alternative Case, as set forth in the section entitled "Prospective Financial Information". Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of Ceradyne was based on internal estimates of Ceradyne's management. This analysis indicated the following approximate implied per share equity value reference range for Ceradyne, as compared to the $35.00 per share cash consideration to be received in the Offer and the Merger:

Case	Implied Per Share Equity Value Reference Range
Base Case	$26.75 - $33.00
Alternative Case	$22.25 - $26.75

        Selected Transactions Analysis.    Citi reviewed, to the extent publicly available, financial information for the following ten selected transactions announced between January 1, 2004 and September 29, 2012:

Announcement Date	Acquiror	Target
• 4/12/12	• Cytec Industries Inc.	• Umeco PLC
• 7/05/11	• OM Group, Inc.	• VAC Holding GmbH
• 11/15/07	• 3M Company	• Aearo Technologies Inc.
• 10/11/07	• Cookson Group PLC	• Foseco PLC
• 8/01/07	• The Morgan Crucible Company PLC	• NP Aerospace
• 2/15/07	• Imerys UK Ltd.	• UCM Group PLC
• 11/06/06	• Hitachi Metals, Ltd.	• Neomax Co., Ltd.
• 10/31/06	• SIC Investment Co., Ltd.	• Covalent Materials Corporation (Toshiba Ceramics, Co. Ltd.)
• 9/14/06	• Apollo Management, L.P.	• Momentive (GE Advanced Materials)
• 4/19/04	• Rockwood Specialties Group, Inc.	• Dynamit Nobel (excluding Plastics Division)

        The transactions were generally selected because, as is the case with the Offer and the Merger, they involved companies engaged in the manufacturing of various advanced materials or other products for the industrial or defense end markets. Citi reviewed enterprise values of the selected transactions, calculated as the purchase prices paid for the target companies' equity plus debt, less cash and cash equivalents, as multiples, to the extent publicly available, of last twelve months EBITDA, referred to as LTM EBITDA. The overall low to high LTM EBITDA multiples referenced in such analysis for the selected transactions were 6.5x to 11.4x, and the median was 9.1x. Based on its professional judgment and taking into consideration the observed median multiples for the selected companies, Citi applied ranges of LTM EBITDA multiples of 8.0x to 10.0x to the 2012E EBITDA of Ceradyne (based on the Base Case). Financial data of the selected transactions were based on publicly available information. Financial data of Ceradyne were based on Ceradyne's public filings and internal estimates of Ceradyne's management. This analysis indicated the following approximate implied per share equity value reference range for Ceradyne, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$31.75 - $38.00	$35.00

        Discounted Cash Flow Analysis.    Citi performed a discounted cash flow analysis of Ceradyne based on the Base Case and Alternative Case for calendar years 2012 through 2017 (projections for 2017 in the Base Case were not provided to 3M). Citi calculated the forecasted unlevered after-tax free cash flows of Ceradyne based on each of the Base Case and Alternative Case and determined a terminal value for Ceradyne using a perpetuity growth rate of 0.0% to 1.5%. Citi then discounted to present value the unlevered after-tax free cash flows of Ceradyne and the terminal value for Ceradyne, in each case using discount rates ranging from 8.4% to 10.5% (such range was based on a weighted average cost of capital). After taking into account Ceradyne's projected net debt balance of ($172.0) million as of September 30, 2012, this analysis indicated the following approximate implied per share equity value reference range for Ceradyne, as compared to the $35.00 per share cash consideration to be received in the Offer and the Merger:

Case	Implied Per Share Equity Value Reference Range
Base Case	$40.75 - $58.00
Alternative Case	$31.50 - $43.00

        Other Information.    Citi observed certain additional factors that were not considered part of Citi's financial analysis with respect to its opinion but were noted for informational purposes for our Board of Directors, including the following:

  •
  one-year forward stock price targets for Ceradyne common stock in publicly available Wall Street research analyst reports that indicated a target stock price range (discounted to present value using a discount rate of 10.8%) for Ceradyne of approximately $18.00 to $25.25 per share; and

  •
  historical trading prices of Ceradyne common stock during the 52-week period ended September 28, 2012 that reflected low and high closing stock prices for Ceradyne of $21.17 to $35.48 per share.

  Miscellaneous

        Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Ceradyne and 3M unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including during the two-year period prior to the date of its opinion having received aggregate fees of approximately $2.6 million for acting as (i) joint active bookrunner to 3M in its $1.25 billion debt offering in June 2012, (ii) joint active bookrunner to 3M in its $1.0 billion debt offering in September 2011 and (iii) joint lead arranger, joint bookrunner and syndication agent for, and as a lender under, 3M's $1.5 billion revolving credit facility in August 2011. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Ceradyne and 3M for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Ceradyne, 3M and their respective affiliates.

        Ceradyne selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi's reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        For a description of the terms of Citi's engagement as Ceradyne's financial advisor, see the discussion under "Item 5. Persons/Assets Retained, Employed, Compensated or Used" below.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        Except as set forth below, neither Ceradyne nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Stockholders concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, executive officers or employees of Ceradyne, for which services no additional compensation will be paid.

  Citi

        In connection with Citi's services as Ceradyne's financial advisor, Ceradyne has agreed to pay Citi an aggregate fee currently estimated to be approximately $8.25 million for its financial advisory services, of which a portion was payable upon delivery of Citi's opinion and approximately $6.25 million is payable contingent upon completion of the Offer and the Merger. In addition, Ceradyne has agreed to reimburse Citi for its expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Citi under its engagement.

Item 6.    Interest in Securities of the Subject Company

        Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by Ceradyne or, to Ceradyne's knowledge, by any of Ceradyne's directors, executive officers, affiliates or subsidiaries:

Name	Date of Transaction	Nature of Transaction	Number of Shares		Price/share
Siegfried Müssig	Aug, 28, 2012	Acquisition	833	(1)	$0
Thomas R. Jüngling	Aug, 28, 2012	Acquisition	3,000	(2)	$0
Thomas R. Jüngling	Aug, 28, 2012	Disposition	1,534	(3)	$24.18
Terry M. Hart-Deacon	Sept. 12, 2012	Acquisition	1,000	(4)	$0
Terry M. Hart-Deacon	Sept. 12, 2012	Disposition	406	(5)	$24.69
Joel P. Moskowitz	Sept. 25, 2012	Gift	200,000	(6)	$0
Joel P. Moskowitz	Sept. 25, 2012	Transfer	250,000	(7)	$0
David P. Reed	Oct. 8, 2012	Acquisition	2,250	(8)	$3.22

(1)
No shares were purchased. These 833 Shares were acquired upon the vesting of Mr. Müssig's RSU award.

(2)
No shares were purchased. These 3,000 Shares were acquired upon the vesting of Mr. Jüngling's RSU award.

(3)
No shares were sold. These 1,534 shares represent amounts withheld and applied to the payroll tax withholding liability of Mr. Jüngling generated by the vesting of his RSU award.

(4)
No shares were purchased. These 1,000 Shares were acquired upon the vesting of Ms. Hart-Deacon's RSU award.

(5)
No shares were sold. These 406 shares represent amounts withheld and applied to the payroll tax withholding liability of Ms. Hart-Deacon generated by the vesting of her RSU award.

(6)
No shares were sold or purchased. These 200,000 shares were gifted to a charitable remainder trust.

(7)
No shares were sold or purchased. These 250,000 shares were transferred into the Moskowitz Family Trust.

(8)
These 2,250 shares were acquired upon the exercise of a stock option.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule or incorporated in this Schedule by reference, no negotiations are being undertaken or are underway by Ceradyne in response to the Offer, which relate to (i) a tender offer or other acquisition of Ceradyne's securities by Ceradyne, any subsidiary of Ceradyne or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Ceradyne or any subsidiary of Ceradyne, (iii) a purchase, sale or transfer of a material amount of assets of Ceradyne or any subsidiary of Ceradyne, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Ceradyne.

        Except as set forth in this Schedule, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information

Information Regarding Golden Parachute Compensation.

        The Company's chief executive officer, chief financial officer and three other most highly compensated executive officers for 2011 (our "Named Executive Officers") may be entitled to certain payments in connection with the Offer and Merger.

  Change in Control Agreements

        On March 11, 2011, Ceradyne entered into a Change in Control and Severance Agreement with Joel P. Moskowitz, Ceradyne's Chairman of the Board, President and Chief Executive Officer, Jerrold J. Pellizzon, Ceradyne's Chief Financial Officer and Corporate Secretary, and David P. Reed, Ceradyne's Vice President and President of North American Operations. On September 28, 2012, Ceradyne entered into a Change in Control and Severance Agreement with Bruce R. Lockhart, Ceradyne's Vice President and President of Thermo Materials (together with the agreements entered into by Ceradyne on March 11, 2011, the "Change in Control Agreements.") The Change in Control Agreements are described in further detail above in Item 3 of this Statement under the heading "Change in Control Agreements between Ceradyne and its Executive Officers."

  Equity Awards

        The Merger Agreement provides that any outstanding stock option to acquire Shares under Ceradyne's 1994 Stock Incentive Plan, whether vested or unvested, shall, without any action on the part of any holder thereof, terminate and be cancelled at the Effective Time and each holder thereof, including our Named Executive Officers, will be entitled to receive from the Company an amount equal to (i) the product of (A) the excess, if any, of the Offer Price over the exercise price per share of such stock option, multiplied by (B) the number of shares subject to such stock option, less (ii) any applicable withholdings for taxes. If the exercise price per share of any stock option equals or exceeds the Offer Price, the holder thereof will not be entitled to receive any payment amount for such stock option. The Merger Agreement also provides that any outstanding stock option to acquire Shares under Ceradyne's 2003 Stock Incentive Plan, whether vested or unvested, shall, without any action on the part of any holder thereof, terminate and be cancelled at the Acceptance Time and each holder thereof, including our Named Executive Officers will be entitled to receive from the Company an amount equal to (i) the product of (A) the excess, if any, of the Offer Price over the exercise price per share of such stock option, multiplied by (B) the number of shares subject to such stock option, less (ii) any applicable withholdings for taxes. If the exercise price per share of any stock option equals or exceeds the Offer Price, the holder thereof will not be entitled to receive any payment amount for such stock option. All options outstanding under both the 1994 Stock Incentive Plan and the 2003 Stock Incentive Plan were fully vested as of September 30, 2012.

        The Merger Agreement also provides that all RSUs held by Ceradyne's directors and employees, including the Named Executive Officers, will fully vest immediately prior to the Acceptance Time and immediately be settled for Shares with the right to receive an amount equal to the Merger Consideration, for each Share subject to the RSU, without interest and less any required withholding taxes.

        The table set forth below contains estimates of the payments described above for each of the Named Executive Officers, assuming that each such officer's employment is terminated immediately following the closing of the Merger, under circumstances that would entitle the Named Executive

Officer to severance payments and other benefits under the Change in Control Agreements as a double-trigger benefit, if applicable. The Change in Control Agreements are described in further detail above in Item 3 of this Statement under the heading "Change in Control Agreements between Ceradyne and its Executive Officers." The payments set forth under the column entitled "Equity" below will not require a termination of employment in order to be payable; such amounts will become payable upon the closing of the Merger as a single-trigger benefit. The table includes the information required by Item 402(t) of Regulation S-K.

GOLDEN PARACHUTE COMPENSATION

Name and Principal Position	Cash(1) ($)	Equity(2) ($)	Pension/ NQDC(3) ($)	Perquisites/ Benefits(4) ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Joel P. Moskowitz Chairman of the Board, Chief	$2,294,429	$3,391,478	—	$45,000	—	—	$5,730,907
Executive Officer and President
Jerrold J. Pellizzon Chief Financial Officer and Corporate Secretary	$1,076,988	$1,364,440	—	$45,000	—	—	$2,486,428
David P. Reed Vice President, and President of North American Operations	$1,153,479	$1,619,943	—	$45,000	—	—	$2,818,422
Thomas R. Jüngling(5) Vice President, and President of ESK Ceramics	—	$672,000	—	—	—	—	$672,000
Bruce Lockhart Vice President, and President of Ceradyne Thermo Materials	$225,225	$394,345	—	$30,000	—	—	$649,570

(1)
Amounts shown in this column assume a covered termination of the Named Executive Officer on the closing of the Merger and represent cash severance payments made pursuant to the Change in Control Agreements as follows: with respect to Messrs. Moskowitz, Pellizzon and Reed: (i) a lump sum payment in an amount equal to two times the executive's highest annual base salary in effect during the 12-month period immediately preceding the date of termination of employment, and (ii) a lump sum payment of an amount equal to two times the average cash bonus earned by the executive during the three calendar years immediately preceding the date of termination of employment; and with respect to Mr. Lockhart, a lump sum payment in an amount equal to his highest annual base salary in effect during the 12-month period immediately preceding the date of termination of employment.

(2)
Represents the dollar value of options and RSUs held by the applicable Named Executive Officer which are to be cancelled in exchange for a cash payment in connection with the Merger. Options are valued based on the difference between the per Share exercise price of the option and $35.00. RSUs are valued at $35.00.

(3)
All participants' amounts held pursuant to the Nonqualified Deferred Compensation Plan are fully vested and no special benefits will be paid to any participant as a result of the Offer or the Merger.

(4)
Represents the continuation of coverage for the Named Executive Officer and his eligible spouse and dependents under Ceradyne's group health plans until 18 months following termination of employment with respect to Messrs. Moskowitz, Pellizzon and Reed and until 12 months following termination of employment with respect to Mr. Lockhart. These perquisites provided by the Change in Control Agreements constitute a double-trigger benefit.

Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by 3M, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Stockholders.

Stockholder Approval

        Ceradyne has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Ceradyne's capital stock necessary in connection with the adoption of the Merger Agreement. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other Stockholder.

Top-Up Option

        Pursuant to the terms of the Merger Agreement, Ceradyne has granted to Purchaser an option (the "Top-Up Option") to purchase from Ceradyne subject to certain limitations, the number of Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding assuming the issuance of the Top-Up Option Shares. The obligation of Ceradyne to issue Shares upon the exercise of the Top-Up Option is subject only to the conditions that (i) 3M and Purchaser own in the aggregate at least a majority of the Shares then outstanding, (ii) no legal restraint (excluding any listing requirement of any securities exchange) that has the effect of preventing the exercise of the Top-Up Option or the issuance and delivery of the Shares shall be in effect and (iii) the number of Shares subject to the Top-Up Option shall not exceed the aggregate of (A) the number of Shares held as treasury shares by Ceradyne and any subsidiary of Ceradyne and (B) the number of authorized but unissued (and not reserved for issuance pursuant to the exercise of options or in connection with the settlement of RSUs) Shares, in each case as of immediately prior to the exercise of the Top-Up Option. As of September 28, 2012, there were approximately 75.4 million Shares available to be issued as Top-Up Option Shares. Accordingly, Purchaser will be able to exercise the Top-Up Option if approximately 59% of the currently issued and outstanding Shares are validly tendered pursuant to the Offer and not properly withdrawn. The aggregate purchase price payable for the Top-Up Option Shares shall be determined by multiplying the number of the Top-Up Option Shares by the Merger Consideration and will be paid by Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of the Shares purchased pursuant to the Top-Up Option and by executing and delivering to Ceradyne a full recourse, unsecured, non-transferable promissory note bearing interest at the rate of 5% per annum and having a principal amount equal to the balance of such purchase price. The Top-Up Option is exercisable one time, in whole or in part, at any time at or after the Acceptance Time. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a "short-form" merger pursuant to Section 253 of the DGCL.

Short-Form Merger

        Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser holds at least 90% of the Shares, then, subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary action to effect the Merger as soon as practicable without a meeting of the

Stockholders if permitted to do so under the DGCL. The consideration paid per Share for any Shares acquired from Ceradyne would be equal to that paid in the Offer.

Delaware Anti-Takeover Law

        Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors has taken all appropriate action so that the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL, with respect to Ceradyne, will not be applicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement.

Antitrust

  United States

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC") thereunder (together, the "HSR Act"), certain acquisition transactions may not be consummated until certain information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by 3M, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. 3M filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on October 9, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern Daylight Time, on the 15th calendar day following the date such filing occurred unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a "Second Request") prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by 3M with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. 3M also may agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Ceradyne is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Ceradyne's failure to make those filings nor a Second Request issued to Ceradyne from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if 3M owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser's proposed acquisition of Ceradyne. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of 3M, Purchaser, Ceradyne, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the parties believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 of the Offer to Purchase.

  Germany

        The purchase of Shares in the Offer is subject to review by the German Federal Cartel Office ("FCO"). Pursuant to the German Act against Restraint of Competition, the Offer and the Merger may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. After submission of the merger filing, the FCO must clear the Offer and the Merger within one (1) month or open main examination proceedings by informing 3M and Ceradyne within such period. In the latter case, the FCO must decide whether to clear or prohibit the proposed merger within a period of four (4) months from receipt of the original notification or within such longer review period as may be agreed with 3M and Ceradyne. There can be no assurance that the FCO will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. 3M plans to file the required notice forms with the FCO as promptly as practicable after the date hereof.

  Austria

        The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority ("FCA"). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. There can be no assurance that the FCA will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. 3M plans to file the required notice forms with the FCA as promptly as practicable after the date hereof.

        If the FCO, the FCA or any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, Ceradyne and 3M may not be obligated to consummate the Offer or the Merger.

Appraisal Rights

        Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any Stockholder at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of such holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such Stockholder. The value so determined could be more than, the same as, or less than the Offer Price. In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting Stockholders' Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law, none of 3M, the Purchaser, Ceradyne or the Surviving Corporation will take into account the Top-Up Option, the Top-Up Option Shares or any cash or promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price. Any Stockholder considering demanding appraisal is advised to consult legal counsel.

        The obligations of Ceradyne to notify Stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of Ceradyne's Stockholders is held to adopt the Merger Agreement, Ceradyne will be required to send a notice to each Stockholder of record not less than 20 days prior to the meeting of Ceradyne's Stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the effective time of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each Stockholder who properly delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form merger procedure without any meeting of Ceradyne's Stockholders, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each Stockholder of record on the effective date of the Merger. The notice will inform Stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

        The foregoing summary of the rights of Stockholders to seek appraisal under the DGCL does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

Pending Litigation

        On October 9, 2012, a plaintiff filed a purported class action against Ceradyne, its directors, 3M, and Purchaser, in connection with the proposed Merger. The suit was filed in California Superior Court for Orange County and is captioned Golovoy vs. Ceradyne, Inc., et al. (Case No. 30-2012-00604001-CU-BT-CXC). The suit alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Ceradyne by, among other things, seeking to sell Ceradyne through an allegedly unfair process and for an unfair price. The suit seeks various equitable relief seeking to enjoin consummation of the Merger, to rescind the Merger, and fees and costs, among other relief. We believe the lawsuit is without merit and will defend the action vigorously.

Prospective Financial Information

        Ceradyne provided, among other information, certain financial projections prepared by the Company's management to the Board in connection with its consideration of the Offer and the Merger, and to Citi. Certain of these financial projections were also provided to 3M and its financial advisor during the due diligence process.

        These financial projections included projected revenues, gross profit, earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), and net cash provided by operating activities.

        The financial projections included a management base case (the "Base Case"). The Base Case was first provided to 3M on June 28, 2012 and was thereafter revised on two occasions by Ceradyne's management to reflect Ceradyne's management's views of recent developments with respect to Ceradyne's business and prospects. The revised versions of the Base Case were provided to 3M on July 27, 2012 and September 5, 2012.

        An alternative case based on the financial projections provided to 3M on September 5, 2012 was also prepared based on management's more conservative assumptions for several of its product lines (the "Alternative Case"). These more conservative assumptions included, among others, that Ceradyne would not be awarded the ECH helmet contract, that revenue from the PetroCeram® sand screens and body armor product lines would be lower than assumed in the Base Case and that the solar crucible business would take longer to recover than assumed in the Base Case. The Alternative Case was not provided to 3M. Ceradyne's management directed Citi to consider and rely on both the final version of the Base Case provided on September 5, 2012 and the Alternative Case for purposes of its analyses. See "Opinion of Ceradyne's Financial Advisor."

        The summary of such information is included solely to give Stockholders access to a summary of the same prospective financial information that was made available to 3M and Citi and is not included in this Statement in order to influence any Stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

        The prospective financial information was prepared solely for internal use and was not prepared for use in the documents relating to the Offer or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles ("GAAP"). Neither Ceradyne's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

        The prospective financial information reflects numerous estimates and assumptions made by Ceradyne with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Ceradyne's business, all of which are difficult to predict and many of which are beyond Ceradyne's control. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Ceradyne's performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Ceradyne's reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecast. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective information will be affected by Ceradyne's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the prospective information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Ceradyne's control. The prospective information also reflects assumptions as to certain business decisions that are subject to change. Such prospective information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Ceradyne, 3M, Purchaser, any of their respective financial advisors or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of Ceradyne, 3M, Purchaser or any of their financial advisors or any of their affiliates makes any representation to any Stockholder regarding the validity, reasonableness, accuracy or completeness of the prospective information described below.

        None of Ceradyne, 3M, Purchaser or any of their financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective financial information if they are or become inaccurate (even in the short term).

        The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of Ceradyne to delay or cancel purchases of Ceradyne's products pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of Ceradyne's business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Ceradyne to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

        The inclusion of the prospective financial information herein should not be deemed an admission or representation by Ceradyne, 3M or Purchaser that they are viewed by Ceradyne, 3M or Purchaser as material information of Ceradyne. The prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Ceradyne contained in Ceradyne's public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Ceradyne's prospective information, stockholders are cautioned not to place undue, if any, reliance on the prospective information included in this Statement.

        Certain of the prospective financial information set forth herein, including EBIT and EBITDA, are non-GAAP financial measures. Ceradyne provided this information to 3M because Ceradyne believed it could be useful in evaluating, on a prospective basis, Ceradyne's potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Ceradyne may not be comparable to similarly titled amounts used by other companies.

        The following is a summary of the prospective financial information Ceradyne provided to 3M on June 28, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$529.9	550.0	605.0	713.2	842.1
Gross Profit	$142.9	169.9	192.7	231.1	270.8
EBITDA	$87.5	118.1	139.0	169.3	200.1
EBIT	$51.5	75.0	91.1	119.1	147.3
Net Cash Provided by Operating Activities(1)	$82.3	97.6	110.9	116.5	120.2
Reconciliation of Non-GAAP Measures to GAAP Net Income(2)
EBITDA	$87.5	118.1	139.0	169.3	200.1
Less: depreciation and amortization	$36.0	43.1	47.9	50.2	52.8
EBIT	$51.5	75.0	91.1	119.1	147.3
Less: restructuring—plant closure	$0.7	—	—	—	—
Less: acquisition related charge	$1.3	1.3	1.3	1.3	1.3
Less: other income expense, net	$2.2	(4.5)	(7.8)	(9.5)	(11.6)
Less: provision for taxes	$17.8	29.1	36.3	47.4	58.7
Net income(3)	$29.5	49.1	61.3	79.9	98.9

        The following is a summary of the updated prospective financial information Ceradyne provided to 3M on July 27, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$474.5	550.0	605.0	713.2	842.1
Gross Profit	$131.1	169.9	192.7	231.1	270.8
EBITDA	$77.3	115.6	136.3	166.5	197.1
EBIT	$40.4	73.5	89.5	117.5	145.6
Net Cash Provided by Operating Activities(1)	$59.2	94.5	100.9	105.2	110.2
Reconciliation of Non-GAAP Measures to GAAP Net Income(2)
EBITDA	$77.3	115.6	136.3	166.5	197.1
Less: depreciation and amortization	$36.9	42.1	46.8	49.0	51.5
EBIT	$40.4	73.5	89.5	117.5	145.6
Less: restructuring—plant closure	$0.7	—	—	—	—
Less: acquisition related charge	$0.9	0.9	0.9	0.9	0.9
Less: other income expense, net	$2.2	(4.4)	(7.8)	(9.4)	(11.5)
Less: provision for taxes	$14.5	30.8	38.6	50.4	62.5
Net income(3)	$22.1	46.2	57.8	75.6	93.7

        The following is a summary of the updated prospective financial information Ceradyne provided to its Board of Directors and Citi. These financial projections were also provided to 3M on September 5, 2012, with the exception of the financial projections for 2017.

		Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$461.2	528.0	585.0	703.2	827.1	883.7
Gross Profit	$130.7	164.2	183.9	223.1	262.6	282.3
EBITDA	$75.1	109.3	126.5	157.4	187.9	195.5
EBIT	$38.8	68.2	80.7	109.4	137.4	148.7
Net Cash Provided by Operating Activities(1)	$63.0	79.8	93.6	95.3	100.8	115.4
Reconciliation of Non-GAAP Measures to GAAP Net Income(2)
EBITDA	$75.1	109.3	126.5	157.4	187.9	195.5
Less: depreciation and amortization	$36.3	41.1	45.8	48.0	50.5	46.8
EBIT	$38.8	68.2	80.7	109.4	137.4	148.7
Less: restructuring—plant closure	$0.7	—	—	—	—	—
Less: acquisition related charge	$0.9	0.9	0.9	0.9	0.9	0.9
Less: other income expense, net	$3.8	(4.4)	(7.8)	(9.5)	(11.5)	(14.0)
Less: provision for taxes	$13.2	28.7	35.0	47.2	59.2	65.9
Net income(3)	$20.2	43.0	52.6	70.8	88.8	95.9

        The following is a summary of the Alternative Case provided to Ceradyne's Board of Directors and Citi:

		Fiscal Year Ended December 31,
	3 Months ending 12/31/12E
		2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$119.0	448.0	492.0	575.0	668.0	710.0
Gross Profit (excluding depreciation and amortization)	$41.0	168.0	187.0	215.0	247.0	264.0
EBITDA	$20.0	85.0	97.0	116.0	137.0	141.0
EBIT	$11.0	46.0	54.0	71.0	89.0	98.0
Reconciliation of Non-GAAP Measures to GAAP Net Income(2)
EBITDA	$20.0	85.0	97.0	116.0	137.0	141.0
Less: depreciation and amortization	$9.0	39.0	44.0	46.0	48.0	43.0
EBIT	$11.0	46.0	54.0	71.0	89.0	98.0
Less: provision for taxes	$4.0	18.0	21.0	28.0	36.0	39.0
Net income(3)	$7.0	27.0	32.0	42.0	54.0	59.0

        The following is a summary of the unlevered free cash flows(4) calculated by Citi from the Base Case and the Alternative Case and used by Citi in its analysis described under "Opinion of Ceradyne's Financial Advisor."

		Fiscal Year Ended December 31,
	3 Months ending 12/31/12E
		2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Base case	$18.0	30.0	57.0	61.0	74.0	80.0
Alternative case	$13.0	60.0	32.0	43.0	55.0	56.0

(1)
Net cash provided by operating activities consists of (i) net income plus (ii) depreciation and amortization, increases or decreases in net working capital and certain other adjustments, and it excludes (i) purchases of property, plant and equipment, (ii) purchases or sales of marketable securities, (iii) dividends paid, (iv) payments made on long-term debt and (v) certain other adjustments.

(2)
The reconciliation of non-GAAP measures to GAAP net income data was not provided to 3M.

(3)
Net income data may include incidences of immaterial rounding to arrive at net income.

(4)
Unlevered free cash flow consists of EBIT (which is EBITDA less depreciation and amortization), less taxes at an assumed rate of 40%, plus depreciation and amortization, less the change in net working capital and less capital expenditures.

        In addition, on September 25, 2012, Ceradyne provided 3M with updated prospective financial information containing projected revenues of $522.9 million for the fiscal year ended December 31, 2013.

Forward-Looking Statements

        This Statement contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of 3M, Ceradyne and their consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, Ceradyne's business may not perform as expected due to transaction-related uncertainty or other factors; that 3M is unable to successfully implement integration strategies; and other risks that are set forth in Ceradyne's filings with the SEC, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Ceradyne's filings with the SEC are not applicable to any forward-looking statements made in connection with the Offer. Ceradyne assumes no obligation and does not intend to update these forward-looking statements, except that Ceradyne will amend this Statement and promptly disseminate revised information in the event that the existing disclosure materially changes.

Item 9.    Exhibits

INDEX TO EXHIBITS

        The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 15, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Cyborg Acquisition Corporation on October 15, 2012)
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Cyborg Acquisition Corporation on October 15, 2012)
(a)(1)(C)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Cyborg Acquisition Corporation on October 15, 2012)
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Cyborg Acquisition Corporation on October 15, 2012)
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Cyborg Acquisition Corporation on October 15, 2012)
(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*
(a)(2)(B)	Letter to stockholders of Ceradyne, Inc., dated October 15, 2012*
(a)(5)(A)
Joint press release issued by Ceradyne, Inc. and 3M Company, dated October 1, 2012 (incorporated by reference to Exhibit 99.1 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2012)
(a)(5)(B)
Form of Summary Advertisement as published on October 15, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Cyborg Acquisition Corporation on October 15, 2012)
(a)(5)(C)	Opinion of Citigroup Global Markets Inc., dated September 30, 2012 (attached hereto as Annex II)*
(a)(5)(D)	Memorandum to Ceradyne, Inc. Employees, dated October 1, 2012 (incorporated by reference to Ceradyne, Inc.'s Schedule 14D-9C filed with the Securities and Exchange Commission on October 1, 2012)
(e)(1)
Agreement and Plan of Merger, dated September 30, 2012, by and among Ceradyne Inc., 3M Company and Cyborg Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2012)

Exhibit Number	Description
(e)(2)	Voting and Tender Agreement, dated September 30, 2012, by and among 3M Company, Cyborg Acquisition Corporation and certain stockholders of Ceradyne, Inc. (incorporated by reference to Exhibit 10.1 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2012)
(e)(3)
Confidentiality Agreement, dated June 20, 2012, by and between Ceradyne, Inc. and 3M Company (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by 3M Company and Cyborg Acquisition Corporation on October 15, 2012)
(e)(4)
Restated Certificate of Incorporation of Ceradyne, Inc. (incorporated herein by reference to Exhibit 3.1 to Ceradyne, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 24, 2006) as amended by the Certificate of Amendment of Restated Certificate of Incorporation of Ceradyne, Inc. (incorporated herein by reference to Exhibit 3.2 to Ceradyne, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 24, 2006)
(e)(5)
Bylaws of Ceradyne, Inc. (incorporated herein by reference to Exhibit 3.3 to Ceradyne, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008) as amended by the Certificate of Amendment of Bylaws of Ceradyne, Inc. (incorporated herein by reference to Exhibit 3.4 to Ceradyne, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008) and the Certificate of Amendment of Bylaws of Ceradyne, Inc. (incorporated herein by reference to Exhibit 3.5 to Ceradyne, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008)
(e)(6)
Form of Indemnity Agreement for Directors and Officers (incorporated herein by reference to Exhibit 10.24 to Ceradyne, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on March 12, 2004)

Exhibit Number	Description
(e)(7)	Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.31 to Ceradyne, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the Securities and Exchange Commission on March 30, 1995) as amended by Amendment No. 1 to the Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to Ceradyne, Inc.'s Registration Statement on Form S-8 (File No. 33-61675) filed with the Securities and Exchange Commission on August 8, 1995) and Amendment No. 2 to the Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.36 to Ceradyne, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the Securities and Exchange Commission on March 31, 1997) and Amendment No. 3 to the Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.4 to Ceradyne, Inc.'s Registration Statement on Form S-8 (File No. 333-31679) filed with the Securities and Exchange Commission on July 21, 1997) and Amendment No. 4 to the Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.29 to Ceradyne, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed with the Securities and Exchange Commission on March 31, 1999) and Amendment No. 5 to the Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.29 to Ceradyne, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 2001) and Amendment No. 6 to the Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.7 to Ceradyne, Inc.'s Registration Statement on Form S-8 (File No. 333-64094) filed with the Securities and Exchange Commission on June 28, 2001) and Amendment No. 7 to the Ceradyne, Inc. 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.34 to Ceradyne, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 31, 2003)
(e)(8)
Ceradyne, Inc. 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2010)
(e)(9)
Form of Stock Option Agreement for use under the 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2005) and Form of Restricted Stock Unit Award Agreement for use under the 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2005)
(e)(10)
Change in Control Agreement, dated March 11, 2011, between Ceradyne, Inc. and Joel P. Moskowitz (incorporated herein by reference to Exhibit 10.1 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2011)
(e)(11)
Change in Control Agreement, dated March 11, 2011, between Ceradyne, Inc. and Jerrold J. Pellizzon (incorporated herein by reference to Exhibit 10.2 to Ceradyne Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2011)
(e)(12)
Change in Control Agreement, dated March 11, 2011, between Ceradyne, Inc. and David P. Reed (incorporated herein by reference to Exhibit 10.3 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2011)

Exhibit Number	Description
(e)(13)	Change in Control Agreement, dated September 28, 2012, between Ceradyne, Inc. and Terry Hart*
(e)(14)
Change in Control Agreement, dated September 28, 2012, between Ceradyne, Inc. and Bruce R. Lockhart (incorporated herein by reference to Exhibit 10.1 to Ceradyne, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2012)
(e)(15)	Change in Control Agreement, dated September 28, 2012, between Ceradyne, Inc. and Robert M. Miller*
(e)(16)	Change in Control Agreement, dated September 28, 2012, between Ceradyne, Inc. and Jeffrey J. Waldal*
(g)	Not applicable

*
Filed herewith.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERADYNE, INC.
	By:	/s/ JERROLD J. PELLIZZON Jerrold J. Pellizzon Chief Financial Officer and Corporate Secretary
Dated: October 15, 2012

 Annex I

CERADYNE, INC.

3169 Red Hill Avenue
Costa Mesa, California 92626

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14 F-1 THEREUNDER

        This Information Statement is being mailed on or about October 15, 2012 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of Common Stock, $0.01 par value (the "Shares" or the "Common Stock"), of Ceradyne, Inc., a Delaware corporation ("Ceradyne", the "Company", "we", "our" or "us"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Cyborg Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of 3M Company, a Delaware corporation ("Parent "or "3M"), to the Board of Directors of the Company (the "Board" or the "Board of Directors"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 30, 2012 (the "Merger Agreement"), by and among the Company, Parent and Purchaser.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        Pursuant to the Merger Agreement, on October 15, 2012, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $35.00 per Share, in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2012 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on October 15, 2012. The Offer is scheduled to expire at 5:00 p.m., New York City Time, on November 27, 2012 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the "Merger"). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on October 15, 2012, and which is being mailed to stockholders of the Company along with this Information Statement.

        The information contained in this Information Statement concerning Parent, Purchaser and the Potential Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

POTENTIAL DESIGNEES TO THE BOARD OF DIRECTORS

Right to Designate Directors

        The Merger Agreement provides Purchaser with the right to designate directors to the Board of Directors at the Acceptance Time (defined below). Subject to applicable law, Nasdaq rules applicable to the Company and Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder, promptly upon the acceptance for payment of, and payment by Purchaser for, any Shares of the Company's Common Stock pursuant to the Offer (the "Acceptance Time") and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares of the Company's Common Stock, Purchaser shall be entitled to designate such number of directors on the Board of Directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares of the Company's Common Stock owned by Purchaser or any other subsidiary of Parent bears to (B) the total number of Shares of the Company's Common Stock that are issued and outstanding. The Company shall, at such time, promptly take all necessary action to cause Purchaser's designees to be so elected.

        In the event that Purchaser's designees are appointed or elected to the Board of Directors, until the time and date the Merger becomes effective (the "Effective Time"), the Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company or any Company Subsidiary (the "Independent Directors"). In such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate one person to fill such vacancy who shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, any Company Subsidiary, Parent or Purchaser, and such persons shall be deemed to be Independent Directors. The Company shall promptly, at the option of Purchaser, take all necessary action to either increase the size of the Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Board of Directors. At such time, the persons designated by the Purchaser shall, as nearly as practicable, constitute at least the same percentage as persons designated by Purchaser of the Board of Directors of (1) each committee of the Board of Directors, (2) each board of directors of each Company Subsidiary, and (3) each committee of each such board, in each case only to the extent permitted by applicable law.

Information with respect to the Designees

        Parent and Purchaser have informed the Company that they currently intend to choose their designees to the Board of Directors (the "Designees") from the list of potential designees provided below (the "Potential Designees"). If requested by Parent and Purchaser after the Acceptance Time, the Company shall cause a sufficient number of directors to resign such that the Board of Directors will consist of the Designees and two Independent Directors.

        The information provided below was provided by Parent for inclusion in this Information Statement and the Company has not made any independent verification of and makes no representation as to its accuracy or completeness. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Potential Designees is a director of, or holds any positions with, the Company.

        Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of the potential Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and Parent or Purchaser that have been described in the Schedule TO or the Schedule 14D-9.

List of Potential Designees

        The name, age, present principal occupation or employment and five-year employment history of each Potential Designee are set forth below. Each individual set forth in the table below is a citizen of the United States. Unless otherwise noted, the business address of each is 3M Center, St. Paul, Minnesota 55144.

        None of the Potential Designees is involved in material legal proceedings as a party adverse to, or with a material interest adverse to the Company.

        No Potential Designee has, during the last ten (10) years, (i) been a party to any bankruptcy or receivership proceeding, (ii) been convicted in any criminal proceeding (excluding traffic violations and other minor offenses) or (iii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Principal Occupation or Employment
William R. Myers	54	Mr. Myers has been employed by 3M since 1977 and has served as Vice President and General Manager, Energy and Advanced Materials Division since October 2007.
Stephen A. Rinta	54	Mr. Rinta has been employed by 3M since 1981 and has served as Financial Manager, Energy and Advanced Materials Division since May 2009. From October 2007 to May 2009, he served as Financial Manager, 3M ESPE.
Bradley T. Sauer	53	Mr. Sauer has been employed by 3M since 1981 and has served as Executive Vice President, Industrial since October 2012. From October 2004 to October 2012, he served as Executive Vice President, Health Care Business.

GENERAL INFORMATION CONCERNING THE COMPANY

        The Common Stock is the only class of securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each holder of record of Shares of our Common Stock is entitled to one vote for each share held on all matters to be voted upon at the meeting of the stockholders.

        At the close of business on September 30, 2012, the Company had outstanding and entitled to vote 24,047,187 Shares of Common Stock.

MANAGEMENT OF THE COMPANY

Board of Directors

        Our Board of Directors currently consists of six members. The directors are elected at each annual meeting of stockholders and serve until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

        Set forth below is certain information furnished to us by each of our directors.

Name	Age	Present Position with the Company	Year First Elected Director
Joel P. Moskowitz	73	Chairman of the Board, President and Chief Executive Officer	1967
Richard A. Alliegro	82	Director	1992
Frank Edelstein	86	Director	1984
Richard A. Kertson	72	Director	2004
Milton L. Lohr	87	Director	1986
Siegfried Müssig	60	Director	2011

        Joel P. Moskowitz co-founded our predecessor company in 1967. He served as our President from 1974 until January 1987, and has served as our President since September 1987. In addition, Mr. Moskowitz has served as our Chairman of the Board and Chief Executive Officer since 1983. Mr. Moskowitz currently serves on the Board of Trustees of Alfred University. Mr. Moskowitz obtained a B.S. in Ceramic Engineering from Alfred University in 1961 and an M.B.A. from the University of Southern California in 1967. Mr. Moskowitz was awarded an honorary Doctorate of Science degree by Alfred University in 2005.

        Mr. Moskowitz is the most senior executive at Ceradyne, having founded the predecessor company in 1967, over 44 years ago. His academic background in the field of ceramics and business, and length of service in the senior aspects of managing Ceradyne's business, result in his unique qualifications to serve on Ceradyne's Board of Directors. Mr. Moskowitz, over the decades, has been the individual most identified by Ceradyne's customers, investors and, in general, the financial community as the lead person at Ceradyne. In the Company's earlier history, Mr. Moskowitz was involved in the technical development of several of the products which now make up the bulk of Ceradyne's product lines, and in more recent years, was directly involved in several of the major acquisitions and financial decisions of the Company as it grew. Mr. Moskowitz is generally recognized by the ceramic industry as one of its senior leaders.

        Richard A. Alliegro has served on the Board of Directors of the Company since 1992. Mr. Alliegro retired from Norton Company in 1990 after 33 years, where his last position was Vice President, Refractories and Wear, for Norton's Advanced Ceramics operation. He served as President of Lanxide Manufacturing Co., a subsidiary of Lanxide Corporation, from May 1990 to February 1993. Mr. Alliegro currently is the owner of AllTec Consulting, Inc., a ceramic technology consulting firm. Mr. Alliegro obtained B.S. and M.S. degrees in Ceramic Engineering from Alfred University in 1951 and 1952, respectively, and served as a member of the Board of Trustees of that university for 16 years, until 1996.

        Mr. Alliegro is one of the most senior ceramic technologists and executives in the United States. His entire career has been dedicated to the development of advanced technical, primarily non-oxide ceramics. Mr. Alliegro is considered one of the pioneers in the development of structural silicon carbide, having focused on this material while obtaining a graduate degree in Ceramic Engineering at Alfred University and continuing to oversee its commercialization with his 33-year tenure at Norton Company, where he retired as a corporate vice president. Mr. Alliegro has authored 11 patents and developed lightweight ceramic body armor during the Vietnam conflict. In addition to his long-term technical ceramic management positions, Mr. Alliegro served as president of the United States Advanced Ceramic Association and vice president of the American Ceramic Society. He is currently chair of Ceradyne's Board of Directors' Technology Committee and brings his background, knowledge and industry contacts to bear on Ceradyne's efforts to develop and commercialize its advanced technical ceramics.

        Frank Edelstein has served on the Board of Directors of the Company since 1984. He is currently an independent consultant. From 1986 to 2005, Mr. Edelstein was a vice president of two private equity firms, first with Kelso & Company and then with Stone Creek Capital, Inc. From 1979 to 1986, he was Chairman of the Board of International Central Bank & Trust and President of CPI Pension Services, Inc. In July 1983, these companies were acquired by Continental Insurance Co., where he also served as Senior Vice President of the Financial Services Group. Prior experience included Executive Vice President of Olivetti Corp. of America and Corporate Vice President of Automatic Data Processing, Inc. Mr. Edelstein served as a director of DineEquity, Inc., formerly known as IHOP Corp., for 24 years until his retirement from that board in May 2010, and served as a director of Arkansas Best Corp. for 23 years until his retirement from that board in April 2011. He obtained a B.A. degree in Mathematics from New York University in 1948.

        Mr. Edelstein's academic background and experience as executive vice president of Olivetti Corp. of America have enabled him to contribute management and technical oversight and international experience in the deliberations of Ceradyne's Board. Mr. Edelstein's position as a vice president of Kelso & Company and Stone Creek Capital, Inc. provide the experience required to advise Ceradyne on various aspects of its financial opportunities, particularly in the area of mergers and acquisitions. His experience as a director of Arkansas Best Corp. and of DineEquity, Inc. permit Mr. Edelstein to bring to discussions, particularly in his positions of chair of the Compensation Committee and Lead Director, the current state of compensation trends and guidelines that he has become familiar with because of his other board positions. As Lead Director, Mr. Edelstein communicates routinely with Ceradyne management, including at least bi-weekly meetings with Mr. Moskowitz.

        Richard A. Kertson has served on the Board of Directors of the Company since 2004. From November 2000 until March 2005, Mr. Kertson served as a member of the Board of Directors of Varco International, Inc., a New York Stock Exchange-listed equipment manufacturer and service provider for the oilfield industry. He also served as Chairman of the Audit Committee of the Varco International Board from May 2003 until March 2005. Mr. Kertson was employed by Varco International from October 1975 until his retirement in February 2000, and served the last 16 years as its chief financial officer. His prior experience includes other senior-level staff and management positions in information systems at finance and industrial companies. Mr. Kertson earned his A.B. degree in Economics from Occidental College in 1961 and his M.B.A. degree in Finance from the University of California at Berkeley in 1963.

        Mr. Kertson's primary background involved his long service in the oil and gas drilling industry. Mr. Kertson served in various capacities with Varco International for almost 30 years, including 16 years as its chief financial officer and later as the chairman of the audit committee. Mr. Kertson brings to Ceradyne a strong financial background, including his service as a member of the Board of Directors of Varco International. His experience as chief financial officer of a New York stock exchange oil and gas drilling business allows Mr. Kertson to contribute not only in his position as financial expert on Ceradyne's Audit Committee, but also as it relates to Ceradyne's interest in developing state-of-the-art applications for exploratory and recovery oil and gas drilling.

        Milton L. Lohr served as a director of the Company from 1986 until October 1988. He resigned to accept a position as the first Deputy Undersecretary of Defense for Acquisitions. He held that position until May 1989 and was re-elected as a director of the Company in July 1989. Mr. Lohr is currently a business and defense consultant. He served as the first Deputy Under Secretary of Defense for Acquisition in both the Reagan and George H. W. Bush administrations, with responsibility to assist in overseeing the Department of Defense's major acquisition and technology programs, international programs and U.S. Arms Control Compliance activities. He also served as U.S. Acquisition Representative to the NATO Conference of National Armament Directors and the Four Power Group with oversight in U.S. armament cooperative programs and responsibility for developing and establishing policy initiatives aimed at promoting cooperation on major weapon systems and technology among the NATO Allies, as well as continuing to build the U.S. industrial base. He served three years on California's Defense Conversion Council and was associated with Defense Development Corporation and LF Global Investments, where his activities were all devoted to venture capital and serving on advisory boards. Mr. Lohr was Senior Vice President of Titan Systems, a research and development company, from 1986 to 1988. Mr. Lohr served from 1969 to 1983 as Executive Vice President of Flight Systems, Inc., a firm engaged in aviation and electronic warfare systems. Mr. Lohr has over 35 years of extensive experience in research and development, management, and as a senior government official. He served as a panel member of both the President's Science Advisory Committee, the Defense Science Board, and as a member of the Army Science Board. Mr. Lohr obtained a B.E. degree in Engineering from USC in 1949 and a M.S. degree from UCLA in 1964.

        Mr. Lohr's entire professional focus has been in the fields of military commercial corporations as well as service to the United States in various defense activities. Mr. Lohr's practical knowledge and experience as it relates to military programs and the workings of the U.S. government are particularly valuable to Ceradyne due to our heavy reliance on defense procurements.

        Mr. Lohr was an investor/limited partner in Global Money Management, LP, a private investment fund, and an investor/member of LF Global Investments, LLC, which served as the general partner of Global Money Management. For a brief period of time, Mr. Lohr served as a co-managing member of LF Global Investments. After becoming a co-managing member, Mr. Lohr became concerned in the latter part of 2003 about the financial operations of Global Money Management and LF Global Investments, which were not subject to his control. He voluntarily reported his concerns to the Securities and Exchange Commission and consented to the appointment of a receiver for Global Money Management and LF Global Investments for the purpose of investigating their business. The investigation resulted in a civil action initiated by the SEC in 2004 in the U.S. District Court, Southern District of California in the case captioned SEC v. Global Money Management, LP, et al, 04-00521-BTM (WMC). The receiver filed a bankruptcy action on behalf of the two entities. Mr. Lohr has cooperated with the SEC throughout its investigation and the ensuing civil action, and he has not been named in any action initiated by any governmental or regulatory agency or otherwise found to have violated any laws or regulations.

        Siegfried Müssig has served on the Board of Directors of the Company since August 29, 2011, when the Board elected Dr. Müssig to fill a vacancy on the Board created by the resignation of Dr. William C. LaCourse. Dr. Müssig currently holds the position of Technology and Quality Manager at RAG, an Austrian oil and gas production company, based in Vienna, where he has worked since June 2011. During the 30 years prior to joining RAG, Dr. Müssig held various engineering and management positions in the oil and gas industry with affiliates of Royal Dutch Shell PLC. Most recently, he served as Manager of Well Technology at Maersk Oil, an oil and gas exploration and production company based in Denmark, from June 2008 until May 2011. Dr. Müssig obtained a diploma degree in Physics in 1976 and a Ph.D. in Physical Chemistry in 1981 from the Institute of Physics and Physical Chemistry of the University Karlsruhe, Germany.

Executive Officers

        The following table sets forth information as to persons who serve as our executive officers as of the date of this Information Statement:

Name	Age	Position(s)
Joel P. Moskowitz	73	President, Chief Executive Officer and Chairman of the Board of Directors
David P. Reed	58	Vice President, and President of North American Operations and Assistant Corporate Secretary
Jerrold J. Pellizzon	59	Chief Financial Officer and Corporate Secretary
Thomas Jüngling	48	Vice President, and President of ESK Ceramics
Bruce R. Lockhart	49	Vice President, and President of Thermo Materials
Jeffrey J. Waldal	48	Vice President, and President of Semicon Associates
Robert M. Miller	56	Vice President, Acquisitions and Business Development
Terry M. Hart-Deacon	56	Vice President, Human Resources

        For information regarding Mr. Moskowitz, see above.

        David P. Reed joined us in November 1983, and has served as a Vice President since January 1988. In February 2005, Mr. Reed was appointed to the newly created position of President of North American Operations, with responsibility for all the company's business units located in North America. Mr. Reed's focus has been and will continue to be on lightweight ceramic armor systems. Prior to joining us, Mr. Reed served as Manager, Process Engineering for the Industrial Ceramic Division of Norton Co. from 1980 to 1983. Mr. Reed obtained a B.S. in Ceramic Engineering from Alfred University in 1976 and an M.S. in Ceramic Engineering from the University of Illinois in 1977.

        Jerrold J. Pellizzon joined us in September 2002 and serves as our Chief Financial Officer and Corporate Secretary. Prior to joining us, Mr. Pellizzon was Chief Executive Officer of DrSoy Nutrition, Inc., a developer of soy protein based food products, from 2000 until 2002. From 1994 through 2000, Mr. Pellizzon served as Chief Operating Officer and Chief Financial Officer of Met-Rx Substrate Technologies. From 1984 to 1993, Mr. Pellizzon was Chief Financial Officer for Breton Construction, Inc., and served on their executive committee and board of directors. Prior to 1984, Mr. Pellizzon held executive and management positions at Duke Timber Construction/Tobin Steel Company and was employed as a C.P.A. in public accounting. Mr. Pellizzon obtained his B.S. in Economics from UCLA in 1975.

        Thomas Jüngling joined us in July 2005 as Director of Business Development and Technology Integration and has served as Chief Technology Officer since January 2006. In September 2007, Mr. Jüngling was promoted to President of our ESK Ceramics subsidiary, and he was appointed a Vice President of Ceradyne in December 2007. Prior to joining us, Mr. Jüngling was Business Unit Manager at Inovan GmbH & Co. KG, Germany. From 1996 to 2004, Mr. Jüngling held various positions at Elektroschmelzwerk, Kempten GmbH (ESK Ceramics) and Wacker-Chemie GmbH, Germany. Mr. Jüngling obtained his Diploma in Mechanical Engineering in 1988 and his PhD in Engineering (Material Science) in 1992, both from the University of Karlsruhe, Germany.

        Bruce R. Lockhart joined our Thermo Materials division as its President in September of 2001, and was appointed a Vice President of Ceradyne in February 2003. Prior to joining us, Mr. Lockhart had 16 years of varied experience in the ceramic industry, the majority of which was with Thermal Ceramics Inc., a provider of products for engineered heat management solutions. Mr. Lockhart received a B.S. in Ceramic Engineering from Clemson University in 1985 and an M.B.A. from Clemson University in 1990.

        Jeffrey J. Waldal joined our Semicon Associates division in 1995 as a quality manager, and was promoted to manufacturing manager in 1997 and to President of Semicon in 1999. Mr. Waldal was elected as a Vice President in February 2003. He is currently responsible for the operations, finances and marketing at Semicon Associates. Mr. Waldal began his career as senior materials technician at United Technologies—Pratt & Whitney Aircraft. He was employed for eight years at Ladish Company, Inc. as quality supervisor and quality manager. Mr. Waldal currently serves on the board of directors as Chairman for Kentucky Manufacturing Assistance Center and is a member of the University of Kentucky College of Engineering Dean's Advisory Council. Mr. Waldal obtained a degree in Non-Destructive Testing from Hutchinson Technology Institute in 1984, a B.A. in Business Management from the University of Kentucky in 1995, and an M.B.A. from Eastern Kentucky University in 1998.

        Robert M. Miller joined Ceradyne in 2009 after the acquisition of the assets of Diaphorm Technologies, LLC of Salem, New Hampshire, where he was a founding member in 2004 and had served as the President & CEO. In March of 2012, Mr. Miller was promoted to VP, Acquisitions & Corporate Development with responsibility for new strategic partnerships, advanced technology ventures, and acquisitions to accelerate corporate growth. Prior to his tenure with Diaphorm Technologies, and since 1992, Mr. Miller held various executive roles within former Eastern Enterprises Inc.'s wholly owned subsidiaries, including President of ServicEdge Partners Inc., VP Marketing & Public Relations and VP Operations Support Services for Boston Gas Co. His prior experience spans leadership roles in the energy and capital equipment markets. Mr. Miller holds a BE, Chemical Engineering from Stevens Institute of Technology and an MBA from State University of New York at Buffalo.

        Terry M. Hart-Deacon joined Ceradyne in 1998 as manager, Human Resources and was promoted to Director of Human Resources in 2007 and subsequently to Corporate Vice President in 2010. She is currently responsible for all Human Resource functions. Ms. Hart-Deacon began her career as a workers compensation/payroll administrator at Sears for eight years. She continued as a payroll/personnel administrator at C.A.R.E. Systems, Inc. and was employed there for three years. She was employed for six years at Lockheed-Martin as manager, Human Resources/Payroll and Administrative Services. She was employed for three years at PCI as manager, Human Resources. Ms. Hart-Deacon obtained a certificate of Human Resources Management from the University of California, Irvine in 1992, and attended the California State University, Fullerton in 1998 with an emphasis in Business Administration.

CORPORATE GOVERNANCE

Director Independence

        Our Board has determined that all of our directors satisfy the current "independent director" standards established by rules of The Nasdaq Stock Market, Inc. ("Nasdaq"), except for Joel P. Moskowitz, who is the Chairman of the Board, Chief Executive Officer and President of Ceradyne. Each director serving on the Audit Committee of our Board also meets the more stringent independence requirements established by Securities and Exchange Commission rules applicable to audit committees. Our Board has determined that no member has a relationship that would interfere with the exercise of independent judgment in carrying out his responsibilities as a director. There are no family relationships among any of the directors or executive officers of the Company.

Board of Directors and Committee Meetings

        Our Board of Directors held four meetings during 2011. The Board of Directors has an Audit Committee, which held eight meetings during 2011, a Compensation Committee, which held eight meetings during 2011, and a Nominating and Corporate Governance Committee, which held five meetings during 2011. Each incumbent director attended at least 95% of the aggregate of all meetings of the Board of Directors and the committees of the Board on which he served during 2011. The independent directors meet in executive session on a regular basis without any management directors or employees present. Although we have no formal policy requiring director attendance at annual meetings of stockholders, we schedule the annual meeting for a date that is convenient for all directors to attend. All incumbent directors of the Company attended the 2011 annual meeting of stockholders except Dr. Müssig, who was elected to the Board after the 2011 annual meeting.

Board Leadership Structure

        Mr. Joel P. Moskowitz founded Ceradyne in 1967 and has served as both our Chairman and Chief Executive Officer since 1983. He is the largest individual stockholder of the Company and, in the view of the Board of Directors, he is the single most important employee. Ceradyne is a relatively small company and our Board consists of only six directors, all of whom are independent other than Mr. Moskowitz. For these reasons, our Board believes that having Mr. Moskowitz serve both as Chairman and Chief Executive Officer is in the best interests of the Company. Mr. Frank Edelstein has served as Lead Director since November 2004. As Lead Director, Mr. Edelstein serves as chair of the executive sessions of the independent directors, he communicates routinely with Ceradyne management, including at least bi-weekly meetings with Mr. Moskowitz, and serves as a liaison between the other independent directors and Mr. Moskowitz.

Oversight of Risk Management

        Our Board is involved in overseeing the management of risks that face our company. Historically, potential risks have been considered by the full Board as they became apparent, such as in connection with acquisition or financing transactions, as new business opportunities are evaluated, or with day-to-day operational issues. Senior management employees, as part of their periodic reports to the full Board, identify and discuss key operational and other risks affecting the business units over which they have primary responsibility. Our Audit Committee routinely focuses on risks related to financial information systems and financial reporting. In August 2010, our Board delegated to the Audit Committee primary responsibility for the oversight of enterprise risk management. At the recommendation of the Audit Committee, our CEO appointed our Corporate Controller to also serve in the newly created position of Director of Risk Management. The Director of Risk Management's responsibilities include developing a methodology for integrating risk management into the Ceradyne culture, engaging in discussions on a monthly basis with the Company's internal audit function, and coordinating the risk management process with executive officers and senior management who oversee the Company's business units and functional activities. The Director of Risk Management communicates regularly with the Audit Committee and reports his findings, conclusions and recommendations to the full Board as appropriate.

Committees of the Board

        Our Board has three separate standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

  Audit Committee

        The Company has a separately designated standing Audit Committee of the Board of Directors established in accordance with the requirements of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The current members of the Audit Committee are Richard A. Kertson, chairperson, Richard A. Alliegro and Milton L. Lohr. All members of the Audit Committee are non-employee directors and satisfy the current Nasdaq standards applicable to audit committee members with respect to independence, financial expertise and experience. Our Board of Directors has determined that

Mr. Kertson meets the Securities and Exchange Commission's definition of "audit committee financial expert." The Audit Committee held eight meetings during 2011. To ensure independence, the Audit Committee also meets separately with our independent registered public accounting firm and members of management.

        The Audit Committee has a written charter that specifies its responsibilities, which include oversight of the financial reporting process and system of internal accounting controls of the Company, and appointment and oversight of the independent registered public accounting firm engaged to audit the Company's financial statements. As noted above under "Oversight of Risk Management," the Audit Committee now also has responsibility for the oversight of Enterprise Risk Management. A copy of our Audit Committee Charter is available in the investor relations section of the Company's website at www.ceradyne.com.

  Compensation Committee

        The current members of the Compensation Committee of our Board are Frank Edelstein, chairperson, Richard A. Alliegro and Milton L. Lohr, all of whom are independent directors under applicable Nasdaq standards. The Compensation Committee held eight meetings during 2011. The Compensation Committee has a written charter that specifies its responsibilities, which include full authority to determine and approve the salaries, bonuses and other compensation of our executive officers. The Compensation Committee also administers the Company's equity incentive plans, and reviews and makes recommendations to the full Board regarding the compensation of the non-employee directors. A copy of our Compensation Committee Charter is available in the investor relations section of the Company's website at www.ceradyne.com.

        For information about the processes and procedures the Compensation Committee employs to review and establish compensation for our named executive officers, please refer to the Compensation Discussion and Analysis section of this Information Statement.

  Nominating and Corporate Governance Committee

        The current members of the Nominating and Corporate Governance Committee of our Board are Milton L. Lohr, chairperson, Richard A. Alliegro and Frank Edelstein, all of whom are independent directors under applicable Nasdaq standards. The Nominating and Corporate Governance Committee held five meetings during 2011. The role of the Nominating and Corporate Governance Committee, as set forth in its charter, is to

  •
  assist the Board by identifying, evaluating and recommending candidates for election to the Board,

  •
  recommend Board members to serve on each committee of the Board,

  •
  develop and recommend corporate governance guidelines applicable to the Company, and

  •
  lead the Board in its annual review of the Board's performance.

        A copy of our Nominating and Corporate Governance Committee Charter is available in the investor relations section of the Company's website at www.ceradyne.com.

  Identifying and Evaluating Director Candidates

        The guidelines and procedures for identifying and evaluating nominees for election to the Board are set forth in the Nominating and Corporate Governance Committee Charter. In general, persons considered for nomination to the Board must have demonstrated outstanding achievement, integrity and judgment and such other skills and experience as will enhance the Board's ability to serve the long-term interests of the Company and our stockholders, and must be willing and able to devote the necessary time for Board service. To comply with regulatory requirements, a majority of Board members must qualify as independent directors under Nasdaq rules, and at least one Board member must qualify as an "audit committee financial expert" under rules of the Securities and Exchange Commission. The Committee does not have any policy regarding diversity in identifying nominees for director.

        The committee considers potential candidates recommended by current directors, company officers, employees and others, and will consider candidates recommended by stockholders to be considered as director nominees. Our charter makes no distinction between whether a director nominee is recommended by a stockholder or by management. Although we have not received any recommendations for director nominees from stockholders, we expect that the Committee would apply the same process and criteria in evaluating a stockholder recommendation as it would for a management recommendation. A stockholder wishing to recommend a candidate for nomination to the Board should send a letter to the Corporate Secretary at 3169 Red Hill Avenue, Costa Mesa, California 92626. The mailing envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder and provide a brief summary of the candidate's qualifications. At a minimum, candidates recommended for election to the Board must meet the independence standards established by Nasdaq and the criteria set forth above.

Stockholder Communications with the Board

        Stockholders wishing to communicate with the Board of Directors or with an individual Board member concerning the Company may do so by writing to the Board or to the particular Board member, and mailing the correspondence to: Attention: Corporate Secretary, Ceradyne, Inc., 3169 Red Hill Avenue, Costa Mesa, California 92626. The envelope should indicate that it contains a stockholder communication. All such stockholder communications will be forwarded to the director or directors to whom the communications are addressed.

Code of Business Conduct and Ethics

        The Board has adopted a Code of Business Conduct and Ethics that applies to our chief executive officer, chief financial officer, controller and persons performing similar functions. A copy of the Code of Business Conduct and Ethics is available in the investor relations section of the Company's website at www.ceradyne.com, and a copy also may be obtained at no charge by written request to the attention of the Corporate Secretary at 3169 Red Hill Avenue, Costa Mesa, California 92626.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Objectives and Historical Overview

        Our executive compensation program is intended to fulfill three primary objectives: first, to attract and retain qualified executives required for the success of our business; second, to reward these executives for financial and operating performance; and third, to align their interests with those of our stockholders to create long-term stockholder value.

        The principal elements of the compensation program for our named executives include base salary, cash bonus, and long-term incentives in the form of restricted stock units. Our compensation program has consisted of these same basic elements for many years, but has been modified and adjusted in recent years to reflect the growth in revenues and profitability of the Company. Our current executive compensation program can be better understood with a brief historical background.

        The original framework for bonuses based on a percentage of pre-tax income was conceived many years ago by our CEO and founder, Joel P. Moskowitz. His concept was to allocate approximately 10% of pre-tax income as bonuses among the executive officers, in such amounts as would allow each executive officer to earn, in a good year, a bonus amount up to 100% of his base salary; in other words, to enable the executive to double his base salary. Using this framework, Mr. Moskowitz initially set the percentages of pre-tax income, and whether the percentage would apply to consolidated pre-tax income or to a particular division, for each of the executive officers. As described below, this basic framework has been continued each year because the cash bonus plan was popular with management and was positive for morale, with several modifications and refinements being made over the years.

        During the 1980's and 1990's, we were a very small company with annual revenues ranging in the low to mid $20 millions during much of this period. Profits were also small and in many years we incurred a net loss. Consequently, we could not afford to pay large salaries. In order to provide incentives to our executive officers, whose salaries generally were at the low end of being competitive, we provided cash bonuses based on a percentage of pre-tax profits, either of the entire company, in the case of our chief executive officer, or of a division or business unit in the case of executives whose responsibilities were more narrow in scope. For our senior executive officers, these cash bonuses were based on a fixed percentage of pre-tax profits, without any threshold amounts, target amounts, or limits on the maximum amount that could be earned. However, in most years during this period, the cash bonuses actually earned were either small or, when we incurred a net loss, non-existent.

        Our revenue and profits began growing rapidly in about 2003, primarily as a result of increasing sales of our ceramic body armor due to the military conflicts in Iraq and Afghanistan. This success enabled us to pay more competitive salaries, and we began increasing base salaries in order to bring them more in line with the median level paid by companies comparable in size to us in our general geographic location. Our cash bonus plan, which generally did not change during this period, generated increasingly large cash bonuses as our profitability increased. In 2004, for example, the cash bonus earned by one of our executive officers exceeded 200% of his base salary.

        Although the amount of cash bonuses earned in 2004 were high historically, our Compensation Committee believed that the total cash compensation earned by our named executive officers in 2004 was fair in view of the exceptional operating performance of the Company. Because the cash bonus plan was popular with management and was positive for morale, the Compensation Committee left the plan largely intact for 2005, but imposed a limit on maximum bonuses for 2005 of 150% of base salary. Commencing with 2007, the cash bonus plan was modified by decreasing the maximum amounts to 100% of base salary for our three highest paid executive officers. In conjunction with the decrease in the maximum bonus percentage, the base salaries for our three highest paid executive officers were increased in 2007 to equal a larger percentage of estimated total cash compensation. The purpose of these changes was to moderate the volatility in their total cash compensation, while remaining competitive.

        In setting the compensation of our named executive officers for 2009, our Compensation Committee took into consideration the Company's decline in sales and net income in 2008 and expected further declines in 2009, by freezing 2009 base salaries at 2008 levels and by reducing the maximum bonus amounts for our three highest paid executive officers to 90% of base salary.

        For 2010, our Chief Executive Officer, Chief Financial Officer and President of North American Operations (our three highest paid executives) volunteered to keep their base salaries unchanged from 2009 due to the Company's lower revenues and profits in 2009, and to keep their bonuses capped at 90% of their base salaries.

        For 2011, we increased the base salaries of our Chief Executive Officer, Chief Financial Officer and President of North American Operations by only 3.9%, the first increase in three years, and maintained the cap on their bonuses at 90% of their base salaries.

        In addition, our Compensation Committee imposed a threshold requirement in 2011 for all executive officers that, as a condition to earning any cash bonus for 2011, the Company's actual fully diluted earnings per share in 2011 must be an amount equal to at least 30% of the low-end of the full year 2011 fully diluted earnings per share guidance announced by the Company on March 9, 2011.

2011 Executive Officer Compensation Elements

  Cash Compensation

        Cash compensation for our named executive officers consists of two components, a base salary and a cash bonus based on a percentage of the current year's profitability of the Company or the business unit over which the named executive officer has primary responsibility. As noted above, over the past several years our Compensation Committee has adjusted these two components of cash compensation by increasing base salaries, imposing maximum limits on cash bonuses, and adjusting the relative mix of the two. Based in part on survey information provided by the independent executive compensation consulting firm engaged by our Compensation Committee, the Compensation Committee has gradually increased base salaries, and in recent years the Compensation Committee has targeted total compensation, consisting of base salary, bonus and equity-based compensation, at the median amount of the survey group of companies. For information about the peer group used to benchmark 2011 compensation, see the discussion below under the heading "Compensation Process and the Roles of Compensation Consultant and Management."

        Our Compensation Committee set 2011 base salaries of our named executive officers at an amount equal to roughly one-third of total targeted compensation. Incentive compensation, in the form of a cash bonus, for each named executive officer is generally based on a percentage of current year pre-tax profits, or earnings before interest and taxes (EBIT), of the entire Company, in the case of our CEO and CFO, or the business unit over which the executive has primary responsibility. The maximum bonus that each of our four highest paid named executive officers could earn for the year was capped at 90% of his base salary and the maximum bonus that Mr. Lockhart could earn was capped at 100% of base salary. We believe that this approach strikes an appropriate balance between a predictable base salary and incentive compensation that allows our executives to earn, in a good year, total cash compensation equal to approximately double his base pay. We believe that linking cash bonuses directly to profitability for the current year, and capping the amount, provides our named executive officers with an effective incentive to grow the Company on an efficient basis without encouraging excessive risk taking.

  Equity-Based Compensation

        Since 2005, we have used restricted stock units, rather than stock options, as a form of long-term compensation. Each restricted stock unit ("RSU") represents the right to receive one share of our common stock when the RSU vests, without payment of any exercise price. For accounting purposes, the grant date value of an RSU, which is the closing price of a share of our stock on the date of grant of the RSU, is expensed and reflected in our income statement ratably over the period the RSU vests.

        Our Compensation Committee uses RSUs as a form of equity-based long term compensation for the following reasons: Even if the price of our stock declines after the date of grant, RSUs will still have some value when they vest, unlike stock options, which have value only if the price of our stock is higher on the date of exercise than it was on the date of grant. We believe that RSUs still serve as an incentive to employees to improve Company performance, which hopefully will be reflected in a higher price of our stock, but they do not lose all of their value merely because the price of our stock might decline below the price on the date of grant, which could be caused by stock market conditions or the economy as a whole, and not by the performance of Ceradyne. Also, because there is no exercise price required when RSUs vest, contrasted with stock options, the intrinsic value of an RSU when it vests is greater than the intrinsic value of a stock option when it vests. For this reason, our Compensation Committee grants fewer RSUs to each officer than the number of stock options that would have been granted based on historical practices. This policy results in fewer shares being outstanding and, therefore, causes less dilution to our stockholders.

        For 2011, our Compensation Committee determined the number of RSUs granted to each named executive officer based on a grant date value equal to roughly one-third of total targeted compensation. All RSUs granted to our named executive officers in 2011 vest over five years at the rate of 20% of the units as of each anniversary of the date of grant.

2011 Compensation of our Named Executive Officers

        The amount of each component of compensation established for our named executive officers is based on a number of factors. These factors include company performance, individual merit, compensation paid by other companies based on our peer group survey, input from our independent executive compensation consultant, ExeQuity LLP, the recommendations of our Chief Executive Officer, Joel P. Moskowitz, and a review of the prior compensation history of each executive officer. Some of these factors are discussed above. Other factors applicable to each named executive officer are discussed below.

        For 2011, our Compensation Committee targeted the total compensation for our named executive officers at the 50th percentile, or median, of the total compensation of comparable officers in our peer group of companies. The Compensation Committee set each of the three elements of compensation at amounts equal to roughly one-third of total targeted compensation. We believe that this approach strikes an appropriate balance between a predictable base salary, short-term incentive compensation and long-term incentive compensation. For information about the peer group used to benchmark 2011 compensation, see the discussion below under the heading "Compensation Process and the Roles of Compensation Consultant and Management."

        For 2011, we increased the base salaries of our Chief Executive Officer, Chief Financial Officer and President of North American Operations (our three highest paid executives) by 3.9%, the first increase in three years, in recognition of the Company's strong performance in 2010 and the expectation of continued growth in 2011. Nevertheless, we continued to cap their bonuses at an amount equal to 90% of their base salaries. In addition, the threshold condition which we initially imposed on 2010 bonuses for our CEO, CFO and President of North American Operations was extended to all executive officers in 2011. This threshold condition provided that no executive officer would earn any cash bonus for 2011 unless the Company's actual fully diluted earnings per share in 2011 equaled or exceeded 30% of the low-end of the full year 2011 fully diluted earnings per share guidance announced by the Company on March 9, 2011.

        Other factors considered by our Compensation Committee in setting 2011 compensation for each of our named executive officers are set forth below.

        Joel P. Moskowitz founded Ceradyne in 1967 and continues to serve the Company full time as our Chairman, Chief Executive Officer and President. The Compensation Committee considers Mr. Moskowitz to be largely responsible for the success the Company has achieved, and to be one of our most important employees. Because he has responsibility for the entire Company, his cash bonus is based on consolidated pre-tax profits.

        Jerrold J. Pellizzon has been our Chief Financial Officer and Corporate Secretary since September 2002. Because he has responsibility for the entire Company, his cash bonus is also based on consolidated pre-tax profits.

        David P. Reed has been an employee of Ceradyne since 1983, a Vice President of Ceradyne since 1988, and our President of North American Operations since 2005. He is responsible for all of North American operations, which includes our largest operating segment, our Advanced Ceramic Operations, or ACO. Our ACO division manufactures ceramic body armor, which was the reason for most of our dramatic growth from 2003 through 2007 and remains one of our most important product lines. Mr. Reed is largely responsible for this success. Because he has responsibility for all of the ACO operations, his cash bonus is based on a percentage of the pre-tax profits of our ACO division before interest and taxes, and excluding non-operating items of income and expense.

        Thomas Jüngling has been the President of our ESK Ceramics subsidiary since September 2007 and was appointed a Vice President of Ceradyne in December 2007. Located in Germany, ESK Ceramics is our second largest operating segment. In recognition of the substantial improvement in ESK Ceramics' 2010 sales and profits compared to 2009 and expected continued growth in 2011, the Compensation Committee increased Dr. Jüngling's base salary by 4.2% for 2011.

        Bruce Lockhart has been President of our Thermo Materials division since 2001 and a Vice President of Ceradyne since 2003. He has been primarily responsible for the development of our solar energy business (ceramic crucibles used for melting silicon in the photovoltaic solar cell manufacturing process) and the expansion of this business into China. In recognition of the substantial increase (approximately 86%) in the Company's solar business in 2010 compared to 2009 and the expectation of continued growth in 2011, the Compensation Committee increased Mr. Lockhart's base salary by 10.3% for 2011 and increased his maximum bonus to amount equal to 100% of his base salary in 2011 (from a cap of 90% in 2010).

        The following table shows the three elements of our compensation program applicable to our named executive officers in 2011, and the total targeted compensation.

Name and Principal Position	2011 Base Salary(1)		Maximum 2011 Cash Bonus		Long-Term Equity Incentive Compensation(2)	Total 2011 Maximum Compensation
Joel P. Moskowitz Chairman of the Board, Chief Executive Officer and President	$738,000		$665,000		$909,000 (20,000 RSUs)	$2,312,000
Jerrold J. Pellizzon Chief Financial Officer and Corporate Secretary	$343,000		$309,000		$545,400 (12,000 RSUs)	$1,197,400
David P. Reed Vice President, and President of North American Operations	$369,000		$332,000		$545,400 (12,000 RSUs)	$1,246,400
Thomas R. Jüngling Vice President, and President of ESK Ceramics	$278,520	(3)	$250,668	(3)	$272,700 (6,000 RSUs)	$801,888
Bruce Lockhart Vice President, and President of Ceradyne Thermo Materials	$215,000		$215,000		$181,800 (4,000 RSUs)	$611,800

(1)
Salary adjustments generally take effect in February of each year, so the amounts shown in this table will not be exactly the same as those shown in the Fiscal 2011 Summary Compensation Table.

(2)
Long-term equity incentive compensation is in the form of restricted stock units ("RSU") granted under the Company's 2003 Stock Incentive Plan. Each RSU represents the right to receive one share of common stock of the Company when the RSU vests, without payment of any exercise price. RSUs granted to officers in 2011 vest over five years at the rate of 20% of the units as of each anniversary of the date of grant. The amount of long-term equity incentive compensation shown in the table for each executive officer represents the number of RSUs granted multiplied by $45.45, which was the closing price per share on April 7, 2011, the date of grant.

(3)
Compensation earned by Dr. Jüngling is paid in Euros. The base salary shown for Dr. Jüngling is based on an annual rate of 200,000 Euros, and his maximum bonus is based on 90% of his base salary. The amounts shown in the table for Dr. Jüngling represent the dollar equivalent value based on the average exchange rate during 2011, which was 1.0 Euro = 1.3926 dollars.

        The following table describes the cash bonus plan in effect for 2011, and includes the maximum potential cash bonus and the actual cash bonus earned for 2011.

	2011 Cash Bonuses
Name and Principal Position	Cash Bonus Formula(1)	Maximum Cash Bonus		Actual Cash Bonus Earned for 2011
Joel P. Moskowitz Chairman of the Board, Chief Executive Officer and President	1.0% of consolidated pre-tax income	$665,000	(2)	$664,292
Jerrold J. Pellizzon Chief Financial Officer and Corporate Secretary	0.5% of consolidated pre-tax income	$309,000	(2)	$308,873
David P. Reed Vice President, and President of North American Operations	1.0% of Advanced Ceramic Operations earnings before interest and taxes, and excluding gains and losses relating to non-operating items	$332,000	(2)	$332,244
Thomas R. Jüngling Vice President, and President of ESK Ceramics	0.8% of ESK Ceramics' earnings before interest and taxes (EBIT), but using a modified EBIT consisting of pre-tax income, plus two-thirds of ESK's interest expense and less two-thirds of ESK's interest income	$250,668	(2)(3)	$218,687	(3)
Bruce Lockhart Vice President, and President of Ceradyne Thermo Materials	1.5% of Ceradyne Thermo Materials pre-tax income from operations	$215,000	(4)	$214,500

(1)
Cash bonuses for all executive officers in 2011 were subject to a threshold requirement that 2011 fully diluted earnings per share equal at least 30% of the low-end fully diluted earnings per share guidance announced by the Company on March 9, 2011. Actual 2011 fully diluted earnings per share exceeded that threshold.

(2)
Cash bonuses for Mr. Moskowitz, Mr. Pellizzon, Mr. Reed and Dr. Jüngling were capped at an amount equal to 90% of each officer's annual base salary in 2011.

(3)
Compensation earned by Dr. Jüngling is paid in Euros. The amounts shown in the table for Dr. Jüngling represent the dollar equivalent value based on the average exchange rate during 2011, which was 1.0 Euro = 1.3926 dollars.

(4)
Cash bonus for Mr. Lockhart was capped at an amount equal to 100% of his annual base salary in 2011.

        As discussed above, our Compensation Committee considers a number of factors when setting compensation for our executive officers. One of these factors is the median total compensation of persons holding comparable positions at the survey group of companies compiled by ExeQuity LLP, the compensation consultant engaged by our Compensation Committee. The following table shows the total compensation, consisting of base salary, cash bonus and equity-based compensation, for the peer group executives as compiled by ExeQuity LLP from public documents. For the Ceradyne officers, total maximum compensation includes base salary, the targeted maximum cash bonus, and the grant date fair value of RSUs granted to each officer, and total actual compensation includes base salary, the actual cash bonus earned, and the grant date fair value of RSUs.

Name and Principal Position	Median Total Compensation of Peer Group Executives(1)	Total 2011 Maximum Compensation of Ceradyne Executives		Total Actual 2011 Compensation of Ceradyne Executives(2)
Joel P. Moskowitz Chairman of the Board, Chief Executive Officer and President	$2,655,000	$2,312,000		$2,305,146
Jerrold J. Pellizzon Chief Financial Officer and Corporate Secretary	$1,058,000	$1,197,400		$1,194,499
David P. Reed Vice President, and President of North American Operations	$1,058,000	$1,246,400		$1,243,582
Thomas R. Jüngling Vice President, and President of ESK Ceramics	$760,000	$801,888	(3)	$753,281
Bruce Lockhart Vice President, and President of Ceradyne Thermo Materials	$760,000	$611,800		$606,300

(1)
Due to difficulty in matching some Ceradyne officers to directly comparable positions in the peer group, there are some variations from the amounts shown for the peer group median and the total maximum compensation shown for Ceradyne officers.

(2)
The amounts in this column do not include the amounts included in the "All Other Compensation" column in the Fiscal 2011 Summary Compensation Table later in this Information Statement. The amount shown for Dr. Jüngling also does not include the "Change in Pension Value" amount shown for him in the Fiscal 2011 Summary Compensation Table.

(3)
Dr. Jüngling's base salary (200,000 Euros), maximum potential cash bonus (90% of base salary), and RSU grant (6,000 units) were set at levels comparable to those for our U.S.-based executive officers. Cash compensation is paid to Dr. Jüngling in Euros. Amounts in the table represent the dollar equivalent value based on the average exchange rate during 2011, which was 1.0 Euro = 1.3926 dollars.

Compensation Process and the Roles of Compensation Consultant and Management

        In 2011, the Compensation Committee engaged the services of ExeQuity LLP, an independent executive compensation consulting firm, to prepare an analysis of the compensation paid to Ceradyne's executive officers compared to the compensation levels at public companies in the same Global Industry Classification Standard (GICS) code as, and of similar size to, Ceradyne, and to make recommendations regarding the compensation structure and amounts for Ceradyne's executive officers. The peer group consisted of 20 companies with a median annual revenue of approximately $526 million and a median market capitalization of approximately $874 million. Nine companies were California based and the rest were in various parts of the country. The 20 companies used for benchmarking 2011 compensation were: AeroVironment, Inc., American Science & Engineering, Broadwind Energy, Conexant Systems, Cubic Corporation, Docommun, Emulex Corporation, ESCO Technologies Inc., Esterline Technologies Corporation, Franklin Electric Co., Inc., Gencorp, GrafTech International Ltd., Hexcel Corporation, Kaydon Corporation, Multi-Fineline Electronix Inc., Newport Corporation, Pulse

Electronics Corporation (formerly Technitrol Inc.), Qlogic Corporation, RTI International Metals Inc., and Watts Water Technologies Inc. ExeQuity also compared data from this peer group with technical industry data from the Radford U.S. Executive Survey for companies with revenues between $200 million and $1.0 billion. ExeQuity was retained by and reports directly to the Compensation Committee; it does not have any other consulting engagements with management.

        Our chief executive officer, Joel P. Moskowitz, plays an important role in formulating the compensation program for our executive officers as well as for our non-employee directors. Mr. Moskowitz founded Ceradyne in 1967, is the largest individual stockholder, and continues to serve full time as the Company's Chairman of the Board, Chief Executive Officer, and President. The Compensation Committee considers Mr. Moskowitz to be one of the most important employees of Ceradyne, and highly values his insight and views on compensation matters. Mr. Moskowitz makes recommendations to Frank Edelstein, the Chairman of our Compensation Committee, regarding base salary, cash bonuses, and awards of equity-based long-term compensation of the executive officers, including his own. Mr. Moskowitz' recommendations are based in part on his personal knowledge of each officer's performance and growth potential, and take into account the survey data compiled by the compensation consultant, as well as discussions Mr. Moskowitz has with David P. Reed, our President of North American Operations, and with Jerrold J. Pellizzon, our Chief Financial Officer. No other executive officers are involved in formulating recommendations regarding executive officer compensation. Mr. Edelstein has one or more meetings with Mr. Moskowitz to discuss Mr. Moskowitz' recommendations, which discussions often result in changes to Mr. Moskowitz' recommendations. After they are finalized, Mr. Edelstein presents Mr. Moskowitz' recommendations to our Compensation Committee. The Compensation Committee, meeting in executive session without Mr. Moskowitz or other management employees present, takes Mr. Moskowitz' recommendations into account in determining compensation for our executive officers. In 2011, the Compensation Committee approved the recommendations for base salaries and bonuses as submitted. However, although Mr. Moskowitz had recommended that the RSUs to be granted to executive officers in 2011 be equal in number to the grants made in 2010, the Compensation Committee reduced the recommended number of RSUs by 20% due to the higher share price in March 2011 compared to the price in March 2010.

The Role of Stockholder Say-on-Pay Vote

        At the Company's annual meeting of stockholders held on June 7, 2011, our stockholders had the opportunity to cast an advisory vote (a "say-on-pay" proposal) on the compensation of our executive officers as disclosed in our proxy statement for that meeting. Stockholders approved the say-on-pay proposal by the affirmative vote of 93.2% of the shares cast on that proposal. The Compensation Committee believes this affirms stockholders' support of the Company's approach to executive compensation, and did not change its approach in fiscal 2011. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for our named executive officers.

        At last year's annual meeting, our stockholders also had the opportunity to cast an advisory vote (a "say-on-frequency" proposal) on how often the Company should include a say-on-pay proposal in its proxy statements for future annual meetings. Stockholders had the choice of voting to have the say-on-pay vote every year, every two years or every three years. The frequency receiving the highest number of votes was every year. In accordance with this vote, our Board decided to hold the say-on-pay advisory vote every year.

Change in Control and Severance Agreements

        We recognize that the possibility of a change in control of the Company or other acquisition event, and the distraction and uncertainty it may cause among management, may adversely affect the effectiveness and dedication of our key management employees and our ability to retain their services, to the detriment of the Company and our stockholders. Accordingly, our Compensation Committee approved, and in March 2011 the Company entered into, identical Change in Control and Severance Agreements with each of our three most senior officers, Joel P. Moskowitz, David P. Reed and Jerrold J. Pellizzon. These agreements will provide certain compensation and benefits as an incentive for the officer to remain in our employ and enhance our ability to call on and rely upon the officer in the event of a possible change in control transaction. In extending these benefits, our Compensation Committee considered a number of factors, including the prevalence of similar benefits adopted by other publicly traded companies.

        All of the benefits payable under these change in control and severance agreements are conditioned upon the occurrence of a "double trigger" event (meaning there must be both a change in control of the Company and, within the following 24 months, a termination of employment by either the Company without cause, or by the officer for good reason). In the event that the conditions for payment of severance compensation are met, the officer will be entitled to receive:

  •
  a lump sum payment in an amount equal to two times his highest annual base salary in effect during the 12-month period immediately preceding the date of termination of employment, and

  •
  a lump sum payment of an amount equal to two times the average cash bonus earned by him during the three calendar years immediately preceding the date of termination of employment, and

  •
  the continuation of coverage for the officer and his eligible spouse and dependents under the Company's group health plans until the earlier of 18-months following termination of employment or until the date he becomes covered under similar benefit plans.

        These agreements do not include any provision for excise tax gross-up payments on behalf of the terminated officer. For more details regarding the terms and conditions of these change in control and severance agreements, see "Potential Benefits Upon or Following a Change in Control" later in this Information Statement.

Clawback Policy

        Our Board of Directors adopted a Clawback Policy in June 2010 under which employees are required to reimburse the Company for any excess bonus they receive if the financial statements upon which the bonus was based are subsequently restated to correct an accounting error due to material noncompliance with any financial reporting requirement under the federal securities laws. This clawback applies to officers of the Company regardless of fault, and to any other employee whose gross negligence, fraud or misconduct caused or contributed to the need for the restatement.

        In addition, if the Audit Committee of our Board of Directors determines that gross negligence, fraud or misconduct by an officer or other employee caused or contributed to the need for the restatement, then the Company will also seek to recover from each officer or employee who committed such gross negligence, fraud or misconduct, the net profits realized by such individual from sales of shares of the Company's common stock during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the financial statements that subsequently were restated.

Compensation Risk Assessment

        We believe that our compensation policies and practices effectively reward contributions to stockholder value without creating unnecessary or excessive risk-taking. In reaching this conclusion, our Compensation Committee considered the following:

  •
  For those employees who have an incentive compensation component of their total compensation package, the incentive compensation, or bonus, is based on a percentage of a measure of current year's profits, such as pre-tax profits or operating profits, of the business unit over which they have substantial responsibility or in which they work. The bonus generally is determined based on a fixed percentage of the profit measure, which provides a direct correlation between the amount of the bonus earned and the amount of profits.

  •
  The potential maximum bonus amounts are subject to individual caps, which do not exceed 100% of base salary and are usually capped at a lower amount.

  •
  Our executive officers, as well as other management level employees, also receive restricted stock units. RSUs generally vest ratably over three to five years based on continued employment. This encourages employees to focus on the long-term value of the Company.

  •
  We believe that our Clawback Policy (described above) acts as a deterrent to reckless or unethical conduct.

        Based on the foregoing factors, our Compensation Committee has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on Ceradyne.

Tax Considerations

        Under Section 162(m) of the Internal Revenue Code, we generally receive a federal income tax deduction for compensation paid to any of our named executive officers only to the extent total compensation does not exceed $1.0 million during any fiscal year or if it is "performance-based" under Section 162(m). Prior to 2006, the total compensation earned by our executive officers was always less than $1.0 million and, consequently, the limitations imposed by Section 162(m) were not a factor. Although in years subsequent to 2006, our chief executive officer earned compensation in excess of $1.0 million, the Compensation Committee has determined, for the reasons set forth above, not to modify the basic method of determining cash bonuses. Because the cash bonus plan has not been approved by our stockholders, it does not constitute a "performance based" plan under Section 162(m). The Compensation Committee has also determined, based in part on the recommendation of our chief executive officer, to award restricted stock units using primarily time-based vesting rather than performance-based vesting. Consequently, the Company will not be able to deduct for federal income tax purposes compensation earned by our named executive officers in 2011 in excess of $1.0 million each.

Compensation Committee Interlocks and Insider Participation

        Our Board of Directors has a standing Compensation Committee. The members of this committee during 2011 and presently are Richard A. Alliegro, Frank Edelstein and Milton L. Lohr. The Compensation Committee's function is to review and set the compensation of our executive officers. The Compensation Committee also administers our equity incentive plans, and reviews and makes recommendations to the full Board regarding the compensation of the non-employee directors. No member of the Compensation Committee is, or ever has been, an employee or officer of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

 EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table shows the compensation earned during each of the years ended December 31, 2011, 2010 and 2009 by our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers who were serving as executive officers at December 31, 2011. These officers are referred to in this Information Statement as the "named executive officers."

Fiscal 2011 Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus(1) ($)	Stock Awards(2)(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4) ($)	Total ($)
Joel P. Moskowitz	2011	$731,854	$664,292	$909,000	$—	$8,250	$2,313,396
Chairman of the Board, Chief	2010	710,008	283,710	600,750	—	8,250	1,602,718
Executive Officer and President	2009	710,008	167,747	494,500	—	8,250	1,380,505
Jerrold J. Pellizzon	2011	340,146	308,873	545,400	—	8,250	1,202,669
Chief Financial Officer and	2010	329,992	141,855	360,450	—	8,250	840,547
Corporate Secretary	2009	329,940	83,874	296,700	—	8,250	718,764
David P. Reed	2011	365,938	332,244	545,400	—	8,250	1,251,832
Vice President, and President	2010	355,014	24,211	360,450	—	8,250	747,925
of North American Operations	2009	355,014	244,535	296,700	—	8,250	904,499
Thomas R. Jüngling(5)	2011	261,894	218,687	272,700	82,097	14,988	850,366
Vice President, and President	2010	230,620	161,651	178,480	70,458	14,461	655,670
of ESK Ceramics	2009	228,509	—	79,120	42,990	15,090	365,709
Bruce Lockhart	2011	210,000	214,500	181,800	—	8,250	614,550
Vice President, and President	2010	192,116	175,000	120,150	—	8,250	495,516
of Ceradyne Thermo Materials	2009	180,000	150,000	79,120	—	8,250	417,370

(1)
The amounts shown in these columns reflect salary and bonuses earned by the named executive officers during the years shown and include amounts which the executives elected to defer, on a discretionary basis, pursuant to the Company's 401(k) savings plan and nonqualified deferred compensation plan. Additional information regarding the Company's nonqualified deferred compensation plan is provided below in the Fiscal Year 2011 Nonqualified Deferred Compensation Table.

(2)
The amounts shown in this column represent the full grant date fair value of restricted stock units ("RSUs") granted in each year shown, computed in accordance with FASB ASC Topic 718. Each RSU represents the right to receive one share of Ceradyne common stock when the RSU vests, without payment of any exercise price. Under FASB ASC Topic 718, the grant date fair value of RSUs is calculated using the closing price of Ceradyne common stock on the date of grant, multiplied by the number of RSUs granted, and does not necessarily correspond to the actual value that will be realized by the named executive officers. RSUs granted to the named executive officers in the years shown typically vest over five years at the rate of 20% of the units as of each anniversary of the date of grant; however, RSUs granted in 2010 vest over three years at the rate of 33 1/3% of the units as of each anniversary of the date of grant. See the Grants of Plan-Based Awards table below for additional information regarding awards made in 2011.

(3)
No stock options were granted to the named executive officers in 2011, 2010 or 2009.

(4)
See the All Other Compensation Table below for additional information regarding the amounts shown in this column.

(5)
Compensation earned by Dr. Jüngling is paid in Euros. The amounts shown in the table for Dr. Jüngling (other than amounts for stock awards) represent the dollar equivalent value based on the average exchange rate during each year, which was 1.0 Euro = 1.3926 dollars in 2011, 1.0 Euro = 1.3243 dollars in 2010, and 1.0 Euro = 1.3849 dollars in 2009.

All Other Compensation

        The following table includes information regarding the various elements of "all other compensation" shown above in the Fiscal 2011 Summary Compensation Table.

Fiscal 2011 All Other Compensation Table

Name	Year	Company Contributions to 401(k) Plan(1)		Company Contribution to Nonqualified Deferred Compensation Plan	Reimbursement(2)	Total
Joel P. Moskowitz	2011	$8,250		$—	$—	$8,250
	2010	8,250		—	—	8,250
	2009	8,250		—	—	8,250
Jerrold J. Pellizzon	2011	8,250		—	—	8,250
	2010	8,250		—	—	8,250
	2009	8,250		—	—	8,250
David P. Reed	2011	8,250		—	—	8,250
	2010	8,250		—	—	8,250
	2009	8,250		—	—	8,250
Thomas R. Jüngling	2011	1,893	(3)	—	13,095	14,988
	2010	1,748	(3)	—	12,713	14,461
	2009	1,795	(3)	—	13,295	15,090
Bruce Lockhart	2011	8,250		—	—	8,250
	2010	8,250		—	—	8,250
	2009	6,850		1,400	—	8,250

(1)
The amounts in this column, except for Dr. Jüngling, represent the Company's matching contributions under the Ceradyne Smart 401(k) Plan for the years shown, up to the limitations imposed under Internal Revenue Service regulations. Matching contributions are made at the discretion of the Board of Directors at a rate of up to 50% of the employee's contribution, which is limited to 15% of the employee's salary and bonus, subject to limits on maximum employee contributions imposed by Internal Revenue Service regulations.

(2)
The amounts in this column for Dr. Jüngling represent an allowance paid to Dr. Jüngling (in Euros) for the use of his automobile in connection with his employment. These amounts represent the dollar equivalent value based on the average exchange rate during each year, which was 1.0 Euro = 1.3926 dollars in 2011, 1.0 Euro = 1.3243 dollars in 2010, and 1.0 Euro = 1.3849 dollars in 2009.

(3)
These amounts represent contributions made by ESK Ceramics on behalf of Dr. Jüngling to Pensionskasse—New, a defined contribution plan maintained for ESK Ceramics' German employees. These amounts represent the dollar equivalent value based on the average exchange rate during each year, which was 1.0 Euro = 1.3926 dollars in 2011, 1.0 Euro = 1.3243 dollars in 2010, and 1.0 Euro = 1.3849 dollars in 2009.

Grants of Plan-Based Awards

        The following table sets forth information regarding grants of awards to each named executive officer during the year ended December 31, 2011 under our equity incentive plans.

Grants of Plan-Based Awards in Fiscal Year 2011

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1) (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Joel P. Moskowitz	4/7/2011	20,000	—	$45.45	$909,000
Jerrold J. Pellizzon	4/7/2011	12,000	—	45.45	545,400
David P. Reed	4/7/2011	12,000	—	45.45	545,400
Thomas R. Jüngling	4/7/2011	6,000	—	45.45	272,700
Bruce Lockhart	4/7/2011	4,000	—	45.45	181,800

(1)
The amounts shown in this column represent the number of restricted stock units ("RSUs") granted in 2011 to each named executive officer. Each RSU represents the right to receive one share of Ceradyne common stock when the RSU vests, without payment of any exercise price. RSUs granted to the named executive officers vest over five years at the rate of 20% of the units as of each anniversary of the date of grant, provided that he is still employed by the Company on the vesting date.

(2)
The amounts shown in this column represent the full grant date fair value of RSUs granted in 2011, computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the grant date fair value of RSUs is calculated using the closing price of Ceradyne common stock on the date of grant, multiplied by the number of RSUs granted. This amount is then recognized by the Company as compensation expense for financial statement reporting purposes ratably over the vesting period.

Outstanding Equity Awards

        The following table provides information regarding outstanding equity awards held by each named executive officer as of December 31, 2011, including the number of unexercised vested and unvested stock options and the number of unvested restricted stock units ("RSUs"). The vesting schedule for each grant is shown following this table. The market value of the RSUs is based on the closing market price of Ceradyne common stock as of the last trading day of the year (December 30, 2011), which was $26.78 per share.

 Outstanding Equity Awards at 2011 Fiscal Year End

	Option Awards				Stock Awards
					Number of Shares or Units of Stock That Have Not Vested(2) (#)		Market Value of Shares or Units of Stock That Have Not Vested(4) ($)
	Number of Securities Underlying Unexercised Options (#)
			Option Exercise Price ($)	Option Expiration Date
Name	Exercisable	Unexercisable(1)
Joel P. Moskowitz	56,250	—	$16.89	9/10/2013	1,100		$29,458
	22,500	—	21.84	8/16/2014	10,000		267,800
					15,000		401,700
					16,667	(3)	446,342
					20,000		535,600
Jerrold J. Pellizzon	27,000	—	3.22	10/14/2012	700		18,746
	4,500	—	16.89	9/10/2013	6,000		160,680
	9,000	—	21.84	8/16/2014	9,000		241,020
					10,000	(3)	267,800
					12,000		321,360
David P. Reed	11,250	—	3.58	5/20/2012	700		18,746
	2,250	—	3.22	10/14/2012	6,000		160,680
	11,250	—	16.89	9/10/2013	9,000		241,020
	7,500	—	21.84	8/16/2014	10,000	(3)	267,800
					12,000		321,360
Thomas Jüngling	—	—	—	—	1,200		32,136
					2,800		74,984
					2,400		64,272
					6,400		171,392
					6,000		160,680
Bruce Lockhart	—	—	—	—	400		10,712
					1,600		42,848
					2,400		64,272
					3,334	(3)	89,285
					4,000		107,120

(1)
Stock options granted to the named executive officers generally vest over five years at the rate of 20% of the options as of each anniversary of the date of grant, provided that the executive is still employed by the Company on the vesting date. All stock options held by the named executive officers as of December 31, 2011 were fully vested.

(2)
The amounts shown in this column represent the number of restricted stock units ("RSUs") held by each named executive officer as of December 31, 2011. Each RSU represents the right to receive one share of Ceradyne common stock when the RSU vests, without payment of any exercise price. Except as otherwise noted, RSUs granted to the named executive officers generally vest over five years at the rate of 20% of the units as of each anniversary of the date of grant, provided that the executive is still employed by the Company on the vesting date.

(3)
These RSUs vest over three years at the rate of 33 1/3% of the units as of each anniversary of the date of grant, provided that the executive is still employed by the Company on the vesting date.

(4)
The amounts shown in this column represent the value of unvested RSUs held as of December 31, 2011, calculated using the closing price ($26.78) of Ceradyne common stock on the last trading date of the year (December 30, 2011), multiplied by the number of unvested RSUs.

Option Exercises And Stock Vested

        The table below sets forth information for each named executive officer regarding the exercise of stock options and the vesting of restricted stock units ("RSUs") during the year ended December 31, 2011, including the aggregate value realized upon exercise or vesting, each before payment of any applicable withholding taxes.

Option Exercises and Stock Vested in Fiscal Year 2011

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Joel P. Moskowitz	112,500	$3,237,750	(3)	20,433	$877,333	(4)
Jerrold J. Pellizzon	—	—		12,100	520,495	(5)
David P. Reed	—	—		12,100	520,495	(6)
Thomas R. Jüngling	—	—		5,400	186,254	(7)
Bruce Lockhart	3,975	90,445	(8)	3,866	165,845	(9)

(1)
The value realized on exercise of option awards represents the closing market price per share of common stock on the date of exercise, less the stock option exercise price per share, multiplied by the number of stock options exercised.

(2)
The value realized on vesting of stock awards represents the closing price per share of common stock on the date each RSU vested, multiplied by the number of RSUs that vested on that date.

(3)
On January 3, 2011, Mr. Moskowitz acquired 125,500 shares upon the exercise of stock options with an exercise price of $4.58 per share. The closing market price on the date of exercise was $33.36 per share.

(4)
Mr. Moskowitz acquired 1,000 shares upon the vesting of RSUs on March 6, 2011 with a market price of $38.17 per share, 14,433 shares upon the vesting of RSUs on March 19, 2011 with a market price of $43.01 per share, and 5,000 shares upon the vesting of RSUs on May 23, 2011 with a market price of $43.68 per share.

(5)
Mr. Pellizzon acquired 400 shares upon the vesting of RSUs on March 6, 2011 with a market price of $38.17 per share, 8,700 shares upon the vesting of RSUs on March 19, 2011 with a market price of $43.01 per share, and 3,000 shares upon the vesting of RSUs on May 23, 2011 with a market price of $43.68 per share.

(6)
Mr. Reed acquired 400 shares upon the vesting of RSUs on March 6, 2011 with a market price of $38.17 per share, 8,700 shares upon the vesting of RSUs on March 19, 2011 with a market price of $43.01 per share, and 3,000 shares upon the vesting of RSUs on May 23, 2011 with a market price of $43.68 per share.

(7)
Dr. Jüngling acquired 600 shares upon the vesting of RSUs on January 6, 2011 with a market price of $34.51 per share, 1,000 shares upon the vesting of RSUs on March 6, 2011 with a market price of $38.17 per share, 800 shares upon the vesting of RSUs on March 19, 2011 with a market price of $43.01 per share, and 3,000 shares upon the vesting of RSUs on August 28, 2011 with a market price of $30.99 per share.

(8)
On March 1, 2011, Mr. Lockhart acquired 1,350 shares upon the exercise of stock options with an exercise price of $3.96 per share, 1,125 shares upon the exercise of stock options with an exercise price of $16.89 per share, and 1,500 shares upon the exercise of stock options with an exercise price of $21.84 per share. The closing market price on the date of exercise was $37.12 per share.

(9)
Mr. Lockhart acquired 200 shares upon the vesting of RSUs on March 6, 2011 with a market price of $38.17 per share, 2,866 shares upon the vesting of RSUs on March 19, 2011 with a market price of $43.01 per share, and 800 shares upon the vesting of RSUs on May 23, 2011 with a market price of $43.68 per share.

Pension Plans

        Our ESK Ceramics subsidiary provides pension benefits to its German employees. These pension benefits are rendered for the time after retirement of the employees by payments into legally independent pension and relief facilities. They are generally based on length of service, wage level and position in the company. The direct and indirect obligations comprise obligations for pensions that are already paid currently and expectations for those pensions payable in the future. Our ESK Ceramics subsidiary has four separate plans in Germany: (a) Pensionskasse—Old; (b) Pensionskasse—New; (c) Additional Compensation Plan; and (d) Deferred Compensation Plan. For financial accounting purposes, the Additional and Deferred Compensation Plans are accounted for as single-employer defined benefit plans, Pensionskasse—Old is a multiemployer defined benefit plan, and the Pensionskasse—New is a defined contribution plan. The table below sets forth information for Thomas R. Jüngling, our only named executive officer who participates in these plans, for the year ended December 31, 2011. Dr. Jüngling participates in the Pensionskasse—New and Additional Compensation plans. Because the Pensionskasse—New is a defined contribution plan, no present value of the accumulated benefit is calculated. The contributions to the Pensionskasse—New plan on behalf of Dr. Jüngling are included in the "All Other Compensation" column in the Fiscal 2011 Summary Compensation Table above.

Fiscal Year 2011 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(1)(2) ($)	Payments During Last Fiscal Year ($)
Joel. P. Moskowitz	—	—	—	—
Jerrold J. Pellizzon	—	—	—	—
David P. Reed	—	—	—	—
Thomas R. Jüngling	Additional Compensation	4	$190,151	—
Bruce Lockhart	—	—	—	—

(1)
Information regarding the valuation method and material assumptions used in calculating the present value of the accumulated benefit is provided in Note 6 of Notes to Consolidated Financial Statements in our annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission.

(2)
Pension benefits for Dr. Jüngling are contributed in Euros. The amounts shown in the table for Dr. Jüngling represent the dollar equivalent value based on the average exchange rate during 2011, which was 1.0 Euro = 1.3926 dollars.

        Thomas R. Jüngling is our only named executive officer who is an employee of ESK Ceramics and, therefore, is the only named executive officer who is eligible to participate in the ESK Ceramics pension plans. Under the Additional Compensation Plan, the company contribution each year is equal to 12.25% of covered compensation between 100.0% and 150.0% of the German social security ceiling, and 15.0% of covered compensation over 150.0% of the German social security ceiling. This contribution amount, multiplied by 18.0%, is the annual increase of benefits payable at retirement. Covered compensation for Dr. Jüngling includes his base salary.

        Based on Dr. Jüngling's current age of 48, his prior years of service and compensation, the total annual benefits payable to him at normal retirement age (65) under the Additional Compensation Plan are estimated to be approximately $96,740 based on the current Euro-to-dollar exchange rate and his current compensation. These benefits are payable in fixed monthly payments for life. Benefits will not be reduced by German social security benefits received by Dr. Jüngling.

Nonqualified Deferred Compensation

        The table below sets forth information for each named executive officer who participates in our Nonqualified Deferred Compensation Plan. The table also includes the total balance of the executive's account as of December 31, 2011.

Fiscal Year 2011 Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(1) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Joel P. Moskowitz	—	—	—	—	—
Jerrold J. Pellizzon	—	—	$130,254	—	$2,362,189
David P. Reed	—	—	$146,201	$100	$2,799,002
Thomas R. Jüngling	—	—	—	—	—
Bruce Lockhart	$33,825	—	$4,897	$100	$374,241

(1)
The amounts shown in this column are also included in the Summary Compensation Table above as part of the salary and bonus earned by the named executive officer in 2011.

        The Ceradyne Nonqualified Deferred Compensation Plan allows a select group of management and highly compensated U.S. employees, including executive officers, to voluntarily defer receipt of a portion of his or her salary and cash bonus until: (i) the participant's employment with the Company terminates, he or she dies or becomes disabled, (ii) the Company undergoes a change in control, (iii) the occurrence of a fixed date or dates elected by the participant, or (iv) the Company terminates the plan, whichever is the first to occur. Amounts credited to the plan consist of cash compensation that has been earned and payment of which has been deferred by the participant and matching contributions made by Ceradyne.

        The amounts deferred under the plan are adjusted for earnings and losses based on investment choices selected by the participant from among a range of mutual funds that are publicly traded on a United States national stock exchange. Ceradyne does not pay guaranteed, above-market or preferential earnings on deferred compensation. Participants in the plan are general unsecured creditors of the Company with respect to their plan account balances.

Director Compensation

        Each of our non-employee directors receives cash fees and equity-based awards as compensation for his service on the Board of Directors and the committees of the Board on which he is a member.

The table below sets forth cash compensation earned by each non-employee director, and the grant date fair value of share-based compensation granted to each non-employee director, during 2011. Mr. Moskowitz, who is our Chief Executive Officer, President and a member of our Board, does not receive any compensation for his service, as such, as a director. His compensation for his service as an employee of the Company is reported in the Summary Compensation Table above.

Fiscal Year 2011 Director Compensation Table

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2)(3)(4) ($)	Option Awards(5) ($)	Total ($)
Richard A. Alliegro	$30,500	$101,825	—	$132,325
Frank Edelstein	$40,500	$122,190	—	$162,690
Richard A. Kertson	$35,500	$101,825	—	$137,325
William C. LaCourse(6)	$14,000	—	—	$14,000
Milton L. Lohr	$30,500	$101,825	—	$132,325
Siegfried Müssig(7)	$9,000	$77,475	—	$86,475

(1)
The amounts shown in this column represent the amount of cash compensation earned in 2011 for service on the Board of Directors and any committees of the Board on which the director was a member in 2011.

(2)
The amounts shown in this column represent the full grant date fair value of restricted stock units ("RSUs") granted in 2011 computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the grant date fair value of RSUs is calculated using the closing price of Ceradyne common stock on the date of grant, multiplied by the number of RSUs granted. This amount is then recognized by the Company as compensation expense for financial statement reporting purposes ratably over the vesting period. Each RSU represents the right to receive one share of Ceradyne common stock when the RSU vests, without payment of any exercise price. RSUs granted to the non-employee directors vest over three years at the rate of 33 1/3% of the units as of each anniversary of the date of grant.

(3)
On June 6, 2011, RSUs for 2,500 shares were granted to each of Mr. Alliegro, Mr. Kertson, and Mr. Lohr, each with a grant date fair value of $101,825. On June 6, 2011, RSUs for 3,000 shares were granted to Mr. Edelstein, with a grant date fair value of $122,190. The closing price of our common stock on June 6, 2011 was $40.73 per share. On August 29, 2011, RSUs for 2,500 shares were granted to Dr. Müssig, with a grant date fair value of $86,475. The closing price of our common stock on August 29, 2011 was $30.99 per share

(4)
The number of unvested RSUs held by each of our non-employee directors as of December 31, 2011 were: Mr. Alliegro—7,334, Mr. Edelstein—8,834, Mr. Kertson—7,334, Mr. Lohr—7,334 and Dr. Müssig—2,500.

(5)
No stock options were granted to any of our non-employee directors in 2011. As of December 31, 2011, the number of unexercised stock options held by each of our non-employee directors were: Mr. Alliegro—18,750, Mr. Edelstein—7,500, Mr. Kertson—22,500, Mr. Lohr—11,750 and Dr. Müssig—0.

(6)
Dr. LaCourse resigned as a director of the Company effective August 29, 2011.

(7)
Dr. Müssig was appointed to the Board of Directors on August 29, 2011 to fill the vacancy created by the resignation of Dr. LaCourse.

        During 2011, the compensation paid to our non-employee directors was as follows: Each non-employee director received a fee of $5,000 per calendar quarter plus $1,000 per day for each

Board meeting attended. No separate meeting fee was paid for committee meetings which were held on the same day as a meeting of the full Board. For telephonic meetings of the Board or any committee which lasted longer than one hour, participating directors received a fee of $500. An additional fee was paid in 2011 to the chair of the Audit Committee in the amount of $7,500, to the chair of the Compensation Committee in the amount of $5,000, to the chair of the Nominating and Corporate Governance Committee in the amount of $2,500, to the chair of the Technology Committee in the amount of $2,500, and to the Lead Director in the amount of $7,500.

        In addition, non-employee directors are eligible to receive stock options and restricted stock units under Ceradyne's 2003 Stock Incentive Plan. No stock options were granted to non-employee directors in 2011. Commencing in 2007, each non-employee director has been granted an RSU on the date of the annual meeting of stockholders representing a number of shares having a grant date value of approximately $100,000, which equated to 2,500 RSUs in 2011. The Lead Director received a grant for an additional 500 RSUs in 2011, or 3,000 in total. Information regarding restricted stock units granted in 2011 to our non-employee directors is contained in the table above and in the footnotes to the table. RSUs granted to the non-employee directors vest over three years at the rate of 33 1/3% of the units as of each anniversary of the date of grant.

        Our Chief Executive Officer, Mr. Joel Moskowitz, makes recommendations regarding the compensation paid to non-employee directors to Mr. Frank Edelstein, the chairman of our Compensation Committee. Mr. Moskowitz and Mr. Edelstein also consider peer group data regarding director compensation compiled by the compensation consultant retained by our Compensation Committee. The recommendations for director compensation developed by Mr. Moskowitz and Mr. Edelstein are then considered by the Compensation Committee and are either modified or approved as submitted. The Committee's recommendation is then presented to the full Board for its approval. No executive officer other than Mr. Moskowitz is involved in determining or recommending the amount or form of director compensation.

        The current fee structure for Ceradyne's non-employee directors was established in 2007 and has continued essentially unchanged through 2011. In August 2011, the Compensation Committee engaged the services of ExeQuity LLP, an independent executive compensation consulting firm, to prepare an analysis of the compensation paid to Ceradyne's non-employee directors compared to the compensation paid to non-employee directors at public companies in the same Global Industry Classification Standard (GICS) code as, and of similar size to, Ceradyne. ExeQuity used the same peer group for this survey as it had used earlier in 2011 for its survey of executive officer compensation with the exception of Conexant Systems, which had been acquired after the first survey and therefore excluded from the second survey. The survey compared non-employee director compensation earned in 2010, as reported in the 2011 proxy statements of Ceradyne and the peer group companies. For a description of the peer group, see the discussion above under the heading "Compensation Process and the Roles of Compensation Consultant and Management" in the section of this Information Statement titled "Compensation Discussion And Analysis."

        The average total compensation earned by each of Ceradyne's non-employee directors in 2011 who served the entire year, as shown in the table above (consisting of cash fees and the full grant date fair value of restricted stock units, but not including additional fees paid to the lead director) was $134,200. This compares to the median compensation earned by the peer group in 2010 of $131,688.

Potential Benefits Upon or Following a Change in Control

  Benefits Under Change in Control and Severance Agreements

        On March 11, 2011, following approval by our Compensation Committee, we entered into a Change in Control and Severance Agreement with each of the following named executive officers: (1) Joel P. Moskowitz, Ceradyne's Chairman of the Board, Chief Executive Officer and President,

(2) Jerrold J. Pellizzon, Ceradyne's Chief Financial Officer and Corporate Secretary, and (3) David P. Reed, Ceradyne's Vice President and President of North American Operations.

        The payment of severance compensation under these agreements is conditioned upon the occurrence of a "double trigger" event. This means that both of the following events must occur:

  •
  there is a "change in control" of the Company, and

  •
  within 24 months following the change in control, the executive's employment is terminated either (i) by the Company without cause, or (ii) by the executive for good reason.

        The executive is not entitled to receive any severance compensation if his employment is terminated due to his death, disability, for cause, or resignation without good reason.

        Generally, a "change in control" will be deemed to have occurred if: (i) a merger, consolidation or similar transaction involving the Company is consummated which results in a change in beneficial ownership of securities constituting 50% or more of the total combined voting power of all outstanding securities of the Company, or (ii) a sale, transfer or other disposition of all or substantially all of the assets of the Company is consummated in one or more related transactions during a period of 12 consecutive months, or (iii) any person or group acquires, directly or indirectly, beneficial ownership of securities constituting more than 50% of the total combined voting power of all outstanding securities of the Company, or (iv) at any time during any period of 12 consecutive months, individuals who at the beginning of the 12-month period constituted the entire Board of Directors of the Company do not constitute a majority of the Board of Directors.

        Generally, "Cause" is defined under the agreements to mean (ii) willful or continued failure or refusal by the executive to substantially perform the usual and customary duties of his employment; (ii) conduct by the executive that materially discredits the Company or is materially detrimental to the Company's reputation; (iii) the commission of an action by the executive which results in any criminal liability or material civil liability to the Company; (iv) a material breach by the executive of his duties under any proprietary information or confidentiality agreement; or (v) executive's conviction of, written confession to, or plea of guilty or nolo contendere to a felony or any crime involving fraud, theft, embezzlement, dishonesty or moral turpitude.

        Generally, "Good reason" is defined under the agreements to mean (i) a material diminution of executive's authority, duties, or responsibilities as in effect prior to the Change in Control, unless the executive is provided with a comparable position with the parent company or the combined entity; (ii) a material reduction in executive's base salary as in effect prior to the Change in Control; (iii) failure by the Company to continue in effect any health, disability or life insurance plan or program generally available to management employees of the Company in which executive was participating prior to the Change in Control, unless replaced by any other plan providing the executive with substantially similar benefits; (iv) failure by the Company to continue in effect any incentive compensation plan or arrangement in which executive was participating at the time of the Change in Control, unless replaced by other plans or arrangements providing the executive with substantially similar benefits; or (v) a material change in the geographic location of executive's principal place of work for the Company without his consent.

        In the event that the conditions for payment of severance compensation are met, the executive will be entitled to receive:

  •
  a lump sum payment in an amount equal to two times the executive's highest annual base salary in effect during the 12-month period immediately preceding the date of termination of employment, and

  •
  a lump sum payment of an amount equal to two times the average cash bonus earned by the executive during the three calendar years immediately preceding the date of termination of employment, and

  •
  the continuation of coverage for the executive and his eligible spouse and dependents under the Company's group health plans until the earlier of 18-months following termination of employment or until the date the executive becomes covered under similar benefit plans.

        The agreements do not include any provision for excise tax gross-up payments on behalf of the terminated executive. As a condition to the receipt of any severance compensation under the agreement, the executive must sign a general release of claims in favor of the Company.

  Benefits Under Equity Incentive Agreements

        Stock options and restricted stock units ("RSUs") granted under our 2003 Stock Incentive Plan provide that upon certain circumstances in the event of or following a change in control of Ceradyne, the unvested portion of such stock options and RSUs will accelerate and become immediately vested in full. In general, a "change in control" is defined under our stock option and RSU agreements to occur if another entity, person or group were to acquire, in a single transaction or series of related transaction, more than 50% of our outstanding shares of common stock, or if the Company were to merge into, consolidate with or enter into a reorganization with another entity in a transaction in which an entity, person or group were to own, immediately after the completion of such transaction, securities possessing more than 50% of the total voting power of all outstanding voting securities of the Company or the successor entity.

        If a change in control occurs and the acquiring entity does not assume and continue the employee's rights under the unvested stock options and RSUs, then all unvested stock options and RSUs will accelerate and vest in full upon the occurrence of the change in control. If the acquiring entity does assume the employee's rights under the unvested stock options and RSUs, but the employee's employment subsequently is terminated without cause, or if the employee resigns for good reason, within 24 months after the change in control, then all unvested stock options and RSUs held by the employee would accelerate and vest in full as of the date of termination.

        The reasons for which an employee may voluntarily resign and trigger acceleration of vesting include a change in the employee's position which materially reduces his or her duties and responsibilities or the level of management to which the employee reports, a reduction in the employee's level of compensation and benefits by more than ten percent, or a relocation of employee's principal place of employment by more than 30 miles without his or her consent.

        The following table quantifies the estimated dollar value of payments and benefits that each named executive officer would have received if a change in control of Ceradyne had occurred on December 31, 2011. It is assumed that all unvested RSUs would have accelerated and become immediately vested in full, that the Change in Control and Severance Agreements described above were in effect as of December 31, 2011, and that Messrs. Moskowitz, Pellizzon and Reed were terminated without cause, or resigned for good reason, as of December 31, 2011. All outstanding stock options were already fully vested by their terms as of December 31, 2011.

 Estimated Benefits at 2011 Fiscal Year End in the Event of a Change in Control

		Cash Severance
	Stock Awards (1)(2)			Health Insurance Premiums	Total Estimated Payments
Name		Salary(3)	Bonus(4)
Joel P. Moskowitz	$1,680,900	$1,476,000	$743,833	$14,566	$3,915,299
Jerrold J. Pellizzon	$1,009,606	$686,000	$356,401	$16,520	$2,068,527
David P. Reed	$1,009,606	$738,000	$412,901	$15,036	$2,175,543
Thomas Jüngling	$503,464	—	—	—	$503,464
Bruce Lockhart	$314,237	—	—	—	$314,237

(1)
The amounts in this column represent the aggregate value each named executive officer would have realized if all unvested restricted stock units (each unit representing the right to receive one share of our common stock) held by him on December 31, 2011 accelerated and became immediately vested in full on that date. The value is based on the closing price of our common stock on that date, which was $26.78 per share.

(2)
All outstanding stock options were already fully vested by their terms as of December 31, 2011.

(3)
The amounts in this column represent two times the named executive officer's base salary in effect as of December 31, 2011.

(4)
The amounts in this column represent two times the average cash bonus earned by the named executive officer during the years 2011, 2010 and 2009.

Section 16(a) Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires Ceradyne's directors and executive officers, and persons who own more than ten percent of Ceradyne's common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish Ceradyne with copies of all Section 16(a) forms they file.

        To our knowledge, based solely on a review of the copies of Section 16(a) reports furnished to us and written representations that no other reports were required during the fiscal year ended December 31, 2011, our officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements on a timely basis except as follows: Milton L. Lohr sold 500 shares of our common stock on August 8, 2011. A Form 4 reporting this transaction was due on August 10, 2011, but was not filed until August 11, 2011, one business day late.

Transactions with Related Persons

        In accordance with the charter of the Audit Committee of our Board of Directors, the Audit Committee is responsible for reviewing and approving any proposed transaction with any related person which involves a potential conflict of interest or for which approval is required under applicable Securities and Exchange Commission and Nasdaq rules. Currently, this review and approval requirement applies to any transaction to which Ceradyne or any of our subsidiaries will be a party, in which the amount involved exceeds $120,000, and in which any of the following persons will have a direct or indirect material interest: (a) any of our directors or executive officers, (b) any nominee for election as a director, (c) any security holder who is known to us to own of record or beneficially more than five percent of any class of our voting securities, or (d) any member of the immediate family of any of the persons described in the foregoing clauses (a) through (c). We have not entered into any transaction of the nature described above with any related person since the beginning of our 2011 fiscal year.

        We do not have any formal policies or procedures regarding the review, approval or ratification by our Audit Committee of the types of transactions that are described above. However, we do have the following processes and controls in place to ascertain and report contemplated related party transactions to the Audit Committee. As part of the entity level controls we have implemented pursuant to Section 404 of the Sarbanes-Oxley Act, at the end of each fiscal year our Chief Financial Officer sends an email to each director and officer, requesting that they disclose any related party interests they may have. In this document, he includes definitions of "related party" and examples of relationships that could cause conflicts. In addition to the emails, our Chief Financial Officer periodically speaks with officers and directors regarding potential related party interests, and regularly monitors transactions to make sure there are no dealings with officers or directors where they could benefit personally. Our Code of Business Conduct and Ethics, which is distributed to all employees and directors, also prohibits our employees and directors from engaging in activities that could pose a conflict of interest.

        In the event that management becomes aware of any related person transaction, management will present information regarding such transaction to the Audit Committee for review and approval.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information regarding the beneficial ownership of our common stock as of September 30, 2012 for:

  •
  each person (or group of affiliated persons) who is known by us to beneficially own more than 5.0% of our common stock;

  •
  each of our directors and nominees for election to the Board;

  •
  each of our executive officers named in the Summary Compensation Table; and

  •
  all of our current directors and executive officers as a group.

        Except as otherwise noted, the address of each person listed in the table is c/o Ceradyne, Inc., 3169 Red Hill Avenue, Costa Mesa, California 92626. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage ownership for each stockholder is based on 24,047,187 shares of common stock outstanding as of September 30, 2012, together with all shares of common stock subject to options and restricted stock units that are exercisable or vest within 60 days following September 30, 2012 for that stockholder. Shares of common stock issuable upon exercise of options, restricted stock units and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options, restricted stock units and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

		Options and RSUs Exercisable Within 60 Days(2)	Beneficial Ownership(1)
	Common Shares Owned
Name and Address			Number	Percent
Franklin Resources, Inc.(3)	2,087,800	—	2,087,800	8.6%
One Franklin Parkway
San Mateo, CA 94403
Black Rock, Inc.(3)	2,035,972	—	2,035,972	8.4%
40 East 52nd Street
New York, NY 10022
Dimensional Fund Advisors LP(3)	1,707,745	—	1,707,745	7.0%
Palisades West, Building One
6300 Bee Cave Road
Austin, TX 78746
MAK Capital One LLC(4)	1,355,183	—	1,355,183	5.6%
3169 Red Hill Avenue
Costa Mesa, California 92626
The Vanguard Group, Inc.(3)	1,309,357	—	1,309,357	5.4%
100 Vanguard Blvd.
Malvern, PA 19355
Joel P. Moskowitz	1,351,627	78,750	1,430,377	5.93%
Richard A. Alliegro	10,839	18,750	29,589	*
Frank Edelstein	42,644	7,500	50,144	*
Thomas R. Jüngling	8,432	0	8,432	*
Richard A. Kertson	15,994	22,500	38,494	*
Milton L. Lohr	15,474	11,750	27,224	—
Siegfried Müssig	833	0	833	*
Bruce Lockhart	8,782	0	8,782	*
Jerrold J. Pellizzon	70,745	9,000	79,745	*
David P. Reed	36,357	21,000	57,357	*
All executive officers and directors as a group (13 persons)	1,579,178	169,250	1,748,428	7.22%

*
Less than 1% of shares of common stock outstanding.

(1)
This table is based upon information supplied by the executive officers, directors and beneficial stockholders.

(2)
Includes shares subject to outstanding stock options and restricted stock units that are exercisable or vest on or before November 29, 2012.

(3)
The number of shares beneficially owned by this stockholder is as of December 31, 2011, as reported in a Schedule 13G filed by the stockholder with the Securities and Exchange Commission.

(4)
The number of shares beneficially owned by this stockholder is as of August 6, 2012, as reported in a Schedule 13G filed by the stockholder with the Securities and Exchange Commission.

 Annex II

September 30, 2012

The Board of Directors
Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Ceradyne, Inc. ("Ceradyne"), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the "Agreement") proposed to be entered into among The 3M Company ("3M"), 3M Acquisition Corporation, a wholly owned subsidiary of 3M ("Merger Sub"), and Ceradyne. As more fully described in the Agreement, (i) Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.01 per share, of Ceradyne ("Ceradyne Common Stock") at a purchase price of $35.00 per share in cash (the "Consideration") and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into Ceradyne (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Ceradyne Common Stock not previously tendered will be converted into the right to receive the Consideration.

        In arriving at our opinion, we reviewed an execution version provided to us on September 29, 2012 and held discussions with certain senior officers, directors and other representatives and advisors of Ceradyne concerning the business, operations and prospects of Ceradyne. We examined certain publicly available business and financial information relating to Ceradyne as well as certain financial forecasts and other information and data relating to Ceradyne provided to or discussed with us by the management of Ceradyne. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Ceradyne Common Stock; the historical and projected earnings and other operating data of Ceradyne; and the capitalization and financial condition of Ceradyne. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Ceradyne. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Ceradyne that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to Ceradyne which we have been directed by the management of Ceradyne to utilize for purposes of our financial analyses and opinion, we have been advised by such management, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ceradyne as to the future financial performance of Ceradyne.

        We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Ceradyne or the Transaction. Representatives of Ceradyne have advised us, and we further have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ceradyne nor have we made any physical inspection of the properties or assets of Ceradyne.

        Our opinion does not address any terms (other than the Consideration to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We were not requested to, and we did not, solicit third-party indications of interest in the possible acquisition of all or a part of Ceradyne. We also were not requested to consider, and our opinion does not address, the underlying business decision of Ceradyne to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies or opportunities that might exist for Ceradyne or the effect of any other transaction in which Ceradyne might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. In addition, we are not expressing any opinion as to the prices at which Ceradyne Common Stock will trade at any time. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Ceradyne or the Transaction.

        Citigroup Global Markets Inc. has acted as financial advisor to Ceradyne in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Ceradyne and 3M unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof acting as (i) joint active bookrunner to 3M in its $1.25 billion debt offering in June 2012, (ii) joint active bookrunner to 3M in its $1.0 billion debt offering in September 2011 and (iii) joint lead arranger, joint bookrunner and syndication agent for, and as a lender under, 3M's $1.5 billion revolving credit facility in August 2011. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Ceradyne and 3M for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Ceradyne, 3M and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Ceradyne (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Ceradyne Common Stock in the Tender Offer or how any stockholder should act on any matters relating to the proposed Transaction or otherwise.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Ceradyne Common Stock (other than 3M, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Citigroup Global Markets Inc. CITIGROUP GLOBAL MARKETS INC.

 Annex III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give

III-2

  either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the

III-3

fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-4

QuickLinks

TABLE OF CONTENTS
  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Person/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
GOLDEN PARACHUTE COMPENSATION
  Item 9. Exhibits
INDEX TO EXHIBITS
SIGNATURE
  Annex I
CERADYNE, INC. 3169 Red Hill Avenue Costa Mesa, California 92626
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14 F-1 THEREUNDER
POTENTIAL DESIGNEES TO THE BOARD OF DIRECTORS
GENERAL INFORMATION CONCERNING THE COMPANY
MANAGEMENT OF THE COMPANY
CORPORATE GOVERNANCE
EXECUTIVE COMPENSATION
EXECUTIVE COMPENSATION
Fiscal 2011 Summary Compensation Table
Fiscal 2011 All Other Compensation Table
Grants of Plan-Based Awards in Fiscal Year 2011
Outstanding Equity Awards at 2011 Fiscal Year End
Option Exercises and Stock Vested in Fiscal Year 2011
Fiscal Year 2011 Pension Benefits Table
Fiscal Year 2011 Nonqualified Deferred Compensation Table
Fiscal Year 2011 Director Compensation Table
Estimated Benefits at 2011 Fiscal Year End in the Event of a Change in Control
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  Annex II
  Annex III
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE